                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-38071
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 12, 1997)
                                6,948,734 SHARES

                                [CRESCENT LOGO]
                     SERIES B CONVERTIBLE PREFERRED SHARES
                   (LIQUIDATION PREFERENCE $32.38 PER SHARE)
                            ------------------------

    Crescent Real Estate Equities Company (collectively with its subsidiaries, the "Company") is a fully integrated real estate company operated as a real estate investment trust for federal income tax purposes (a "REIT"). The Company owns a portfolio of real estate assets located primarily in 21 metropolitan submarkets in Texas and Colorado. The portfolio includes 88 office properties with an aggregate of approximately 31.3 million net rentable square feet, 89 behavioral healthcare facilities, seven full-service hotels with a total of 2,276 rooms and two destination health and fitness resorts, seven retail properties and economic interests in five residential development corporations. The Company is one of the largest publicly held REITs in the United States. Upon completion of the Pending Investment (as described herein), the portfolio will also include four full-service casino/hotels with a total of 1,995 rooms and two riverboat casinos.

    The Series B Convertible Preferred Shares of beneficial interest ("Series B Preferred Shares") offered hereby will convert automatically into fully paid and nonassessable common shares of beneficial interest of the Company (the "Common Shares") at the Conversion Rate (as calculated and defined in the Statement of Designation attached hereto as Annex A) on the third anniversary of the date of issuance. The Series B Preferred Shares will also be convertible, at the option of the holder thereof, at any time from and after the second anniversary of the date of issuance or upon the occurrence of certain events. See "Description of Shares B Preferred Shares -- Conversion Rights."

    The Series B Preferred Shares are not redeemable except under the limited circumstances listed in the Statement of Designation attached hereto as Annex A. The Series B Preferred Shares have no stated maturity date, will not be entitled to the benefit of any sinking fund or mandatory redemption provisions, and will not be convertible into any other securities of the Company. See "Description of Series B Preferred Shares -- Redemption."

    To ensure that the Company maintains its qualification as a REIT for federal income tax purposes, ownership by any person generally is limited to 9.9% of the issued and outstanding preferred shares of beneficial interest of the Company. The Board of Trust Managers of the Company may waive this limitation with regard to any person that is not an individual, subject to certain conditions. See "Description of Series B Preferred Shares -- Ownership Limits and Restrictions on Transfer."

     SEE "RISK FACTORS" AT PAGE 2 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                      UNDERWRITING
                                                 PRICE TO             DISCOUNT AND           PROCEEDS TO
                                                  PUBLIC               COMMISSION             COMPANY(1)
--------------------------------------------------------------------------------------------------------------
Per Share                                         $32.38                   $0                   $32.38
--------------------------------------------------------------------------------------------------------------
Total                                        $225,000,006.92               $0              $225,000,006.92
==============================================================================================================

   (1)Before deducting expenses payable by the Company, estimated at $250,000. THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 29, 1998

                                  THE COMPANY

     On December 31, 1996, Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities"), became the successor to Crescent Real Estate Equities, Inc., a Maryland corporation (the "Predecessor Corporation"), through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The term "Company" includes, unless the context otherwise requires, Crescent Equities, the Predecessor Corporation, Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), Crescent Real Estate Equities, Ltd., a Delaware corporation which is the sole general partner of the Operating Partnership ("CREE Ltd."), and the other subsidiaries of Crescent Equities.

     The Company is a fully integrated real estate company, operated as a real estate investment trust for federal income tax purposes (a "REIT"), which owns a portfolio of real estate assets (the "Properties") located primarily in 21 metropolitan submarkets in Texas and Colorado. The Properties include 88 office properties (the "Office Properties") with an aggregate of approximately 31.3 million net rentable square feet, 89 behavioral healthcare facilities (the "Behavioral Healthcare Facilities"), seven full-service hotels with a total of 2,276 rooms and two destination health and fitness resorts that can accommodate up to 452 guests daily (collectively, the "Hotel Properties"), the real estate mortgages relating to and non-voting common stock in five residential development corporations (the "Residential Development Corporations"), which in turn, through joint venture or partnership arrangements, own interests in 12 residential development properties (the "Residential Development Properties"), and seven retail properties with an aggregate of approximately 771,000 net rentable square feet (the "Retail Properties"). The Company also owns an indirect 38% interest in each of two corporations that currently own and/or operate approximately 89 refrigerated warehouses with an aggregate of approximately 424.5 million cubic feet (the "Refrigerated Warehouse Investment"). Such corporations have entered into an agreement to acquire an additional five refrigerated warehouses with an aggregate of approximately 60.9 million cubic feet. In addition, the Company has entered into an agreement relating to the proposed acquisition (the "Pending Investment") of a corporation that owns four full-service casino/hotels with a total of 1,995 rooms and two riverboat casinos (collectively, the "Casino/Hotel Properties").

     Upon completion of the Pending Investment, the Company will have completed over $6.0 billion of real estate investments since the closing of the initial public offering of its common shares (the "Common Shares") on May 5, 1994 (the "Initial Offering"), approximately $2.2 billion of which will have been completed since December 31, 1997.

     The Company owns its assets and carries on its operations and other activities, including providing management, leasing and development services for certain of its Properties, through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations and the operating activities of the Refrigerated Warehouse Investment. The structure of the Company is designed to facilitate and maintain its qualification as a REIT and to permit persons contributing Properties (or interests therein) to the Company to defer some or all of the tax liability that they otherwise might incur.

     As of June 29, 1998, 120,867,102 Common Shares, 6,576,851 units of ownership interest in the Operating Partnership ("Units") and 8,000,000 shares of 6 3/4% Series A Convertible Cumulative Preferred Shares of beneficial interest, par value $.01 per share (the "Series A Preferred Shares") were outstanding.

     The Company's executive offices are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102, and its telephone number is (817) 321-2100.

PENDING INVESTMENTS

     The following briefly describes the Pending Investment in the Casino/Hotel Properties. A more detailed description of the Pending Investment in Casino/Hotel Properties is contained in the Company's Current Report on Form 8-K dated January 16, 1998 and filed January 27, 1998, as amended on February 13, 1998, April 27, 1998 and June 10, 1998.

     Station Casinos, Inc. On January 16, 1998, the Company entered into an Agreement and Plan of Merger (as subsequently amended, the "Merger Agreement") pursuant to which Station Casinos, Inc. ("Station") will merge with and into the Company (the "Merger"). Station is an established multi-jurisdictional casino/ hotel company that owns and operates, through wholly owned subsidiaries, six distinctly themed Casino/Hotel Properties, four of which are located in Las Vegas, Nevada, one of which is located in Kansas City, Missouri and one of which is located in St. Charles, Missouri. The Merger Agreement also provides for certain alternative structures to facilitate the combinations of the businesses of the Company and Station. As a result of the Merger, the Company will acquire the real estate and other assets of Station, except to the extent operating assets are transferred immediately prior to the Merger, as described below.

     It is presently anticipated that, as part of the transactions associated with the Merger, but immediately prior to the Merger, certain operating assets and the employees of Station will be transferred to a new limited liability company (the "Station Lessee"). The Station Lessee will be owned 50% by Crescent Operating, Inc. or another entity designated by the Company, 24.9% by a newly formed entity (the "Management Entity") owned by three of the existing directors of Station (including its Chairman, President and Chief Executive Officer) and 25.1% by a separate newly formed entity (the "Secondary Management Entity") owned by other members of Station management. It is anticipated that the Station Lessee will operate the six Casino/Hotel Properties currently operated by Station pursuant to a lease with the Company. The lease will have a 10-year term, with one five-year renewal option. The Station Lessee will be required to maintain the Casino/Hotel Properties in good condition at its expense. The Company will establish and maintain a reserve account to be used under certain circumstances for the purchase of furniture, fixtures and equipment with respect to the Casino/Hotel Properties, to be used from time to time to replace furniture, fixtures and equipment. Under the lease, the Company also will have a right of first refusal to acquire, and thereafter to include under the lease, any additional casino and/or hotel properties which the Station Lessee desires to acquire or operate.

     The lease will provide for base and percentage rent but the amount of rent has not yet been determined. It is anticipated, however, that total rental payments under the lease will exceed 20% of total rental revenues on an annualized basis. As a result of the percentage rent payments, the Company will participate in the economic operations of the Casino/Hotel Properties only through its indirect participation in gross revenues. To the extent that operations of the Casino/Hotel Properties may affect the ability of the Station Lessee to pay rent, the Company also may indirectly bear the risks associated with any increases in expenses or decreases in revenues. The amount of rent payable to the Company under the leases with respect to the Casino/Hotel Properties will depend on the ability of the Station Lessee to maintain and increase revenues from the Casino/Hotel Properties. Accordingly, the Company's results of operations and its ability to meet its obligations will be affected by such factors as changes in general and local economic conditions, the level of demand for the services of the Casino/Hotel Properties, competition in the hotel/casino industry and other factors related to the operation of the Casino/Hotel Properties.

     In order to effect the Merger, the Company will issue .466 Common Shares of the Company for each share of common stock of Station (including each restricted share) that is issued and outstanding immediately prior to the Merger. In addition, the Company will create a new class of Preferred Shares which will be exchanged, upon consummation of the Merger, for the shares of $3.50 Convertible Preferred Stock of Station outstanding immediately prior to the Merger.

     The Merger transaction, including the Company's issuance of Common Shares and Preferred Shares in connection with consummation of the Merger and the Company's assumption and/or refinancing of approximately $900 million in existing indebtedness of Station and its subsidiaries, is currently valued at approximately $1.731 billion.

     In connection with the transaction, the Company will also enter into a right of first refusal and noncompetition agreement with the Station Lessee. Under the agreement, the Company will grant the Station Lessee a right of first refusal as to any lease arrangement (a "master lease") for a casino/hotel property (defined as real estate on which hotel and casino or other gaming-related operations are conducted) in which the operators of the business conducted at the property prior to the date the property is owned or acquired by the Company will cease to operate such business. The Station Lessee will grant the Company a right of first refusal to invest, directly or indirectly, (i) in casino/hotel properties (including the opportunity to provide services related to real estate or to invest in a hotel property), real estate mortgages, real estate derivatives, or entities that invest primarily in or have a substantial portion of their assets in such types of real estate assets or (ii) any other casino/hotel-related investments that can be structured as REIT-suitable investments. In addition, without the prior written consent of the Management Entity, the Company, Crescent Operating, Inc. and their affiliates may not own, operate or otherwise engage in activities related to any casino/hotel properties other than casino/hotel properties operated and leased by the Station Lessee or an entity under its control, provided that the Company may own a casino/hotel property if a master lease arrangement already exists at the property, if casino/hotel activities conducted at the property are incidental to the primary business operations at the property or if the sellers or operators desire to enter into a master lease arrangement with the Company. Under the agreement, without the prior written consent of the Company, neither the Management Entity, the Secondary Management Entity, nor any of the affiliates of either, may own, operate or otherwise engage in any activities related to casino/hotel properties that are not operated and leased by the Station Lessee or an entity under its control.

     In connection with the Merger, the Company also has agreed to purchase up to $115 million of a new class of convertible preferred stock of Station prior to consummation of the Merger. The purchase will be made in increments, or in a single transaction upon call by Station subject to certain conditions, whether or not the Merger is consummated.

     Consummation of the Merger is subject to various conditions, including Station's receipt of the approval of two-thirds of the holders of both its common stock and its preferred stock, expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, and the receipt by the Company and certain of its officers, trust managers and affiliates of the approvals required under applicable gaming laws. The Company anticipates that the Merger and the associated transactions will be consummated in the fourth quarter of 1998. Certain individuals who own in the aggregate approximately 41% of the outstanding capital stock of Station have agreed to vote in favor of the Merger. There can be no assurance that the Merger will be consummated on the terms described in this Prospectus Supplement or at all.

     The Company will be entitled to receive a break-up fee of $54 million if the Merger Agreement is terminated (i) by either the Company or the Board of Directors of Station if any required approval of the Merger by the holders of each class of capital stock of Station shall not have been obtained by reason of the failure to obtain the required vote of stockholders, (ii) by the Company if the Board of Directors of Station shall not recommend the Merger or shall recommend a superior proposal or (iii) by the Board of Directors of Station if it receives a superior proposal that the Company does not match or exceed.

COMPLETED INVESTMENTS

     The following briefly describes the Company's investments since March 31, 1998.

     Datran Center. On May 1, 1998, the Company acquired, subject to a ground lease, Datran Center, two Class A office buildings, containing approximately 472,000 net rentable square feet located in the South Dade/Kendall submarket of Miami, Florida. The purchase price was approximately $71 million of which approximately $47 million was funded through the assumption of two mortgage notes encumbering the leasehold interests in the land and the building and the remaining balance of approximately $24 million through a borrowing under the Company's $550 million credit facility with a consortium of banks led by BankBoston, N.A. (the "Credit Facility").

SERIES A PREFERRED STOCK OFFERING

     On February 19, 1998, the Company completed a public offering of 8,000,000 Series A Preferred Shares in an aggregate principal amount of $200 million. The Company used the net proceeds from the offering, equal to approximately $191.3 million, to repay certain amounts outstanding under the Credit Facility.

     Distributions on the Series A Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on or about the fifteenth day of February, May, August and November of each year, commencing May 15, 1998, at the rate of 6 3/4% of the liquidation preference per annum (equivalent to $1.6875 per annum per Series A Preferred Share).

     The Series A Preferred Shares are convertible at any time, in whole or in part, at the option of the holders thereof, into Common Shares at a conversion price of $40.86 per Common Share (equivalent to a conversion rate of .6119 Common Shares per Series A Preferred Share), subject to adjustment in certain circumstances. The Series A Preferred Shares generally are not redeemable prior to February 18, 2003. On and after February 18, 2003, the Series A Preferred Shares will be redeemable, in whole or in part, at the option of the Company, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any. The Series A Preferred Shares have no stated maturity date and will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

     The Series A Preferred Shares rank senior to the Common Shares, and will rank pari passu with the Series B Preferred Shares, as to rights to receive distributions and to participate in distributions or payments upon any liquidation, dissolution or winding up of the Company.

     The Series A Preferred Shares are listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "CEIPrA."

                    DESCRIPTION OF SERIES B PREFERRED SHARES

     This description of the particular terms of the Series B Preferred Shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Board of Trust Managers of the Company is authorized to issue up to 100,000,000 Preferred Shares, in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the distribution rights, distribution rate or rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Trust Managers of the Company may determine, without any further vote or action by the shareholders.

     The Series B Preferred Shares are being issued pursuant to a Statement of Designation that sets forth the terms of a series of Preferred Shares consisting of up to 6,948,734 shares, designated Series B Convertible Preferred Shares. When issued, the Series B Preferred Shares will be validly issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the Series B Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Declaration of Trust of the Company, which is available from the Company, and the Statement of Designation designating the Series B Preferred Shares (the "Statement of Designation"), which is attached as Annex A to this Prospectus Supplement. Capitalized terms used herein without definition have the meanings set forth in the Statement of Designation.

     The issued and outstanding Common Shares of the Company are listed on the NYSE under the symbol "CEI," and application also has been made to list the Common Shares issuable upon conversion or redemption of the Series B Convertible Shares on the NYSE.

RANKING

     The Series B Preferred Shares will rank senior to the Common Shares as to rights to receive distributions and to participate in distributions or payments upon any liquidation, dissolution or winding up of the Company. The Series B Preferred Shares will rank pari passu with the Company's Series A Preferred Shares and, assuming completion of the Pending Investment in the Casino/Hotel Properties, the new class of

Preferred Shares issued in exchange for the shares of $3.50 Convertible Preferred Stock of Station as to rights to receive distributions and to participate in distributions or payments upon any liquidation, dissolution or winding up of the Company.

DISTRIBUTIONS

     Holders of the Series B Preferred Shares shall be entitled to receive, when and as authorized by the Board of Trust Managers, out of funds legally available for the payment of distributions, any extraordinary cash distribution (generally excluding any regular quarterly cash distribution), stock distribution (other than distributions of Common Shares) and other non-cash distributions (including distributions of preemptive or subscription rights for securities, other than
(i) rights relating to Common Shares and (ii) the rights referenced in Exhibit D to the Statement of Designation) that may be made from time to time to the holders of the Common Shares, provided, however, that the holders of the Series B Preferred Shares shall not be entitled to receive, except as otherwise determined by the Board of Trust Managers, any distribution paid in order to preserve the status of the Company as a REIT for federal income tax purposes. Distributions will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be such date designated by the Board of Trust Managers of the Company for the payment of distributions.

     No distributions on the Series B Preferred Shares shall be authorized by the Board of Trust Managers of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

     Accrued and unpaid distributions on the Series B Preferred Shares will not bear interest and holders of the Series B Preferred Shares will not be entitled to any distributions in excess of the distributions described above and in the Statement of Designation attached hereto as Annex A.

     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series B Preferred Shares to the Operating Partnership in exchange for Series B Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to those of the Series B Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series B Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series B Preferred Shares) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Operating Partnership, except for any other series of preferred units ranking on a parity with the Series B Preferred Units as to distributions or liquidation rights, and except for distributions required to enable the Company to maintain its qualification as a REIT. The Operating Partnership currently has 8,000,000 Series A Preferred Units outstanding issued in connection with the Company's issuance of the Series A Preferred Shares.

     Any distribution payment made on the Series B Preferred Shares shall first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

     If, for any taxable year, the Company elects to designate as "capital gain distributions" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code") any portion (the "Capital Gains Amount") of the distributions paid or made available for the year to the holders of all classes of shares (the "Total Distributions"), then the portion of the Capital Gains Amount that will be allocable to the holders of Series B Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total distributions (within the meaning of the Code) paid or made available to the holders of the Series B Preferred Shares for the year and the denominator of which shall be the Total Distributions.

     For further information regarding the rights of the holders of the Series B Preferred Shares to receive distributions, see the Statement of Designation attached hereto as Annex A and "Description of Preferred Shares -- Dividends" in the accompanying Prospectus.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Trust Managers in the amount of a liquidation preference of $32.38 per share, plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Shares or any other capital shares of beneficial interest that rank junior to the Series B Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Shares will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. The Series B Preferred Shares will rank senior to the Common Shares and pari passu with the Series A Preferred Shares and, assuming completion of the Pending Investment in the Casino/Hotel Properties, the new Class of Preferred Shares issued in exchange for the Shares of $3.50 Convertible Preferred Stock of Station as to priority for receiving liquidating distributions.

     For further information regarding the rights of the holders of the Series B Preferred Shares upon the liquidation, dissolution or winding up of the Company, see the Statement of Designation attached hereto as Annex A and "Description of Preferred Shares -- Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

     The Series B Preferred Shares are not redeemable except under the circumstances described below and in the Statement of Designation attached hereto as Annex A.

     The Series B Preferred Shares shall be redeemable at the Redemption Price (as calculated and defined in the Statement of Designation attached hereto as Annex A) by the Company at its option, in whole but not in part, if the Company Compound Annual Return on the first or second anniversary of the Issue Date, as the case may be, is 1,000 basis points or more below the NAREIT Compound Annual Return.

     Each holder of Series B Preferred Shares on the Series B Preferred Shares Redemption Date shall be entitled, at such holder's election, to receive the Redemption Price in cash or Common Shares (subject to certain exceptions related to the maintenance of the Company's status as a REIT). The number of Common Shares to be delivered in payment of the Redemption Price shall equal the Redemption Price divided by the Average Share Price on the Series B Preferred Redemption Date. Common Shares issued upon redemption of the Series B Preferred Shares will be issued pursuant to the registration statement of which this Prospectus Supplement and the accompanying Prospectus are a part.

     Notice of redemption will be mailed, not less than five days after the date giving rise to the Company's right to redeem, to each holder of record of Series B Preferred Shares to be redeemed, notifying such holder of the Company's election to redeem such shares, stating the effective date of such redemption (the "Series B Preferred Shares Redemption Date"), which shall be a date no more than 10 business days after the date giving rise to the Company's right to redeem the number of shares to be redeemed (and, if fewer than all the Series B Preferred Shares are to be redeemed, the number of shares to be redeemed from such holder) and the place(s) where the certificates representing the Series B Preferred Shares are to be surrendered for payment or the other procedures for redemption.

     On or after the Series B Preferred Shares Redemption Date, each holder of Series B Preferred Shares to be redeemed must present and surrender the certificates representing the Series B Preferred Shares to the Company at the place designated in such notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificates as the owner thereof and each surrendered certificate will be canceled. In the event that fewer than all the Series B Preferred Shares are to be redeemed, a new certificate will be issued representing the unredeemed shares. From and after the Series B Preferred Shares Redemption Date, all distributions on the Series B Preferred Shares designated for redemption in such notice will cease to accrue and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accrued and unpaid distributions up to the Series B Preferred Shares Redemption
Date), will cease and terminate and such shares will not thereafter be transferred (except with the consent of the Company) on the Company's books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to the Series B Preferred Shares Redemption Date, may irrevocably deposit the redemption price (plus any accrued and unpaid distributions) of the Series B Preferred Shares so called for redemption (the holders of which elect to receive the Redemption Price in cash) in trust for the holders thereof with a bank or trust company, in which case such notice to holders of the Series B Preferred Shares to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) call upon such holders to surrender the certificates representing such Series B Preferred Shares at such place on or about the date fixed in such redemption notice (which may not be later than the Series B Preferred Shares Redemption Date) against payment of the redemption price (including all accrued and unpaid distributions up to the Series B Preferred Shares Redemption Date). Any moneys so deposited which remain unclaimed by the holders of the Series B Preferred Shares at the end of two years after the Series B Preferred Shares Redemption Date will be returned by such bank or trust company to the Company.

     Notwithstanding the foregoing, unless full cumulative distributions on all outstanding Series B Preferred Shares have been paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then-current distribution period, no Series B Preferred Shares shall be redeemed unless all outstanding Series B Preferred Shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares and, unless full cumulative distributions on all outstanding Series B Preferred Shares have been paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then-current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Series B Preferred Shares (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Series B Preferred Shares as to distribution rights and liquidation preference).

     Notwithstanding any other provision relating to redemption of the Series B Preferred Shares, the Company may redeem Series B Preferred Shares at any time, in whole or in part, if the Board of Trust Managers determines that such redemption (i) is necessary or advisable to preserve the Company's status as a REIT or (ii) is reasonable or appropriate in order to comply with any laws, rules or regulations of any gaming authority. If fewer than all of the outstanding Series B Preferred Shares are to be redeemed, the shares to be redeemed will be determined pro rata or in such other manner as prescribed by the Board of Trust Managers of the Company.

     The Series B Preferred Shares have no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions. See also the Statement of Designation attached hereto as Annex A and "Description of Preferred Shares -- Redemption" in the accompanying Prospectus.

VOTING RIGHTS

     If distributions on the Series B Preferred Shares are in arrears or the Company fails to honor its conversion or redemption obligations with respect to the Series B Preferred Shares, holders of Series B Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of Preferred Shares upon which such voting rights have been conferred or at the next annual meeting of shareholders, for the election of two additional trust managers to serve on the Board of Trust Managers of the Company until all distribution arrearages have been paid and all conversion and redemption obligations have been satisfied. In addition, certain changes that would be materially adverse to the rights of holders of the Series B Preferred Shares cannot be made without the affirmative vote of two-thirds of the Series B Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable).

     In any matter in which the Series B Preferred Shares are entitled to vote (as expressly provided in the Company's Declaration of Trust, Statement of Designation or as may be required by law), including any action by written consent, each Series B Preferred Share shall be entitled to one vote.

     For further information regarding the voting rights of the holders of the Series B Preferred Shares, see the Statement of Designation attached as Annex A to this Prospectus Supplement and "Description of Preferred Shares -- Voting Rights" in the accompanying Prospectus.

CONVERSION RIGHTS

     On the third anniversary of the Issue Date, each share of Series B Preferred Shares shall automatically convert into fully paid and nonassessable Common Shares at the Conversion Rate (as calculated and defined in the Statement of Designation attached hereto as Annex A). Each holder of Series B Preferred Shares thereupon (i) shall surrender all certificates evidencing Series B Preferred Shares, duly endorsed for cancellation, at the office of the Transfer Agent, or such other place or places, if any, as the Board of Trust Managers shall designate and (ii) shall state in writing the name or names in which such holder wishes the certificate or certificates of Common Shares to be issued and the address(es) to which such certificate or certificates shall be delivered. Currently, the principal corporate trust office of the Transfer Agent, BankBoston, N.A., c/o Boston EquiServe, L.P., attn: Corporate Reorganization, 150 Royall Street, Canton, Massachusetts 02021, or by hand to STARS, 55 Broadway, 3rd Floor, New York, New York 10006.

     The Series B Preferred Shares shall be deemed to have been converted as of the close of business on the third anniversary of the Issue Date, at the Conversion Rate then in effect, and the person(s) or entity(ies) entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of the close of business on such date.

     Each holder of the Series B Preferred Shares shall have the right, at the option of such holder, to convert each Series B Preferred Share, in whole, but not in part, into fully paid and nonassessable Common Shares, at the Conversion Rate, at any time from and after the occurrence of any one of the following events: (i) the second anniversary of the Issue Date; (ii) the reduction to less than $4.0 billion of the Company's total equity market capitalization for a period of 20 consecutive trading days (calculated as (A) the Average Share Price on the calculation date multiplied by the total number of Common Shares outstanding, plus (B) for each series or class of preferred shares of beneficial interest for which there is an established trading market, the Average Preferred Share Price multiplied by the total number of all preferred shares of beneficial interest of such series or class, plus (C) the Initial Investment for the Series B Preferred Shares, plus (D) the price paid for all outstanding shares of any other series of preferred shares of beneficial interest for which there is no established trading market, plus (E) the Average Share Price on the calculation date multiplied by twice the actual number of Common Shares issuable and outstanding upon an exchange of all Units in the Operating Partnership); (iii) a Change in Control of the Company; (iv) the Company's failure to qualify as a "real estate operating company" for purposes of ERISA; or (v) the occurrence of an Event of Default.

     Before any holder of shares of the Preferred Shares shall be entitled to convert Series B Preferred Shares into Common Shares, such holder (i) shall surrender the certificate or certificates therefor, duly endorsed to the Company or in blank, at the offices of the Transfer Agent, or such other place or places, if any, as the Board of Trust Managers shall designate, (ii) shall give written notice to the Company of such holder's election to convert the Series B Preferred Shares and (iii) shall state in writing the name or names in which such holder wishes the Common Shares to be issued and registered. The Series B Preferred Shares shall be deemed to have been converted as of the close of business on the date of the surrender of such shares for conversion as provided above, and the person(s) or entity(ies) entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of the close of business on such date, and such conversion shall be at the Conversion Rate in effect at such time and on such date on which such shares have been surrendered and such notice received by the Company.

     Common Shares issued upon conversion of the Series B Preferred Shares will be issued pursuant to the registration statement of which this Prospectus Supplement and the accompanying Prospectus are a part.

     Fractional Common Shares are not to be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Shares on the trading day immediately prior to the conversion date. See also the Statement of Designation attached as Annex A to this Prospectus Supplement.

     For a further discussion of the Common Shares to be received upon conversion of Series B Preferred Shares, see "Description of Common Shares" in the accompanying Prospectus.

OWNERSHIP LIMITS AND RESTRICTIONS ON TRANSFER

     In order to maintain the Company's qualification as a REIT for federal income tax purposes, ownership by any person of the Company's outstanding shares of beneficial interest is restricted in the Company's Declaration of Trust. The Board of Trust Managers of the Company may waive this limitation with regard to any person that is not an individual, subject to certain conditions, and has waived this limitation as to the Investors (as defined in "Plan of Distribution") and certain of their affiliates in connection with their ownership of the Series B Preferred Shares and the Common Shares issuable upon conversion or redemption of the Series B Preferred Shares. For further information regarding restrictions on ownership and transfer of the Series B Preferred Shares, see "Description of Preferred Shares -- Restrictions on Ownership" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds of the Offering, estimated at $224.75 million after estimated expenses payable by the Company, to repay approximately $170 million of the amounts outstanding under the Company's short-term loan with BankBoston, N.A. (the "BankBoston Bridge Loan") and to make an investment of approximately $55 million in five additional refrigerated warehouses. Of the amounts to be repaid under the BankBoston Bridge Loan, approximately $100 million was used to fund a portion of the purchase price of Post Oak Central, approximately $30 million was used to fund the purchase price of Ventana Country Inn, approximately $25 million was used to fund a portion of the purchase price of Energy Centre and the remaining approximately $15 million was used for working capital and other general corporate purposes.

     The BankBoston Bridge Loan, which is unsecured and expires in July 1998, bears interest at the Eurodollar rate plus 120 basis points.

     As a result of the Company's Pending Investment in the Casino/Hotel Properties, the Company is subject to certain gaming-related regulatory requirements. The Company will not use any of the proceeds from this offering
(i) to construct gaming facilities, (ii) to acquire any direct or indirect interest in gaming facilities, (iii) to finance the operation of any gaming facilities, (iv) to retire or extend obligations incurred for one or more of such purposes or (v) for any other gaming-related purpose (collectively, "Gaming-Related Purposes"). In order to ensure that no proceeds from this offering will be used for Gaming-Related Purposes, upon receipt, the proceeds will be segregated and deposited in a separate Company bank account. All disbursements from such bank account will be signed by the Vice President and Treasurer or the Chief Financial Officer of the Company and will be available for audit.

                                   MANAGEMENT

     Set forth below is information with respect to the members of the Board of Trust Managers, all of whom joined the Predecessor Corporation as directors in 1994 (except Melvin Zuckerman who became a director in 1996) and the executive officers.

                  NAME                    TERM EXPIRES    AGE                        POSITION
                  ----                    ------------    ---                        --------
Richard E. Rainwater                        2000          54     Chairman of the Board of Trust Managers of
                                                                   Crescent Equities
John C. Goff                                1999          42     Vice Chairman of the Board of Trust Managers of
                                                                   Crescent Equities
Gerald W. Haddock                           2001          50     President, Chief Executive Officer and Sole
                                                                   Director of CREE Ltd., and President, Chief
                                                                   Executive Officer and Trust Manager of Crescent
                                                                   Equities
Anthony M. Frank                            2000          67     Trust Manager of Crescent Equities
Morton H. Meyerson                          2001          60     Trust Manager of Crescent Equities
William F. Quinn                            2000          50     Trust Manager of Crescent Equities
Paul E. Rowsey, III                         1999          43     Trust Manager of Crescent Equities
Melvin Zuckerman                            1999          70     Trust Manager of Crescent Equities
Dallas E. Lucas                             N/A           36     Senior Vice President, Chief Financial and
                                                                   Accounting Officer of Crescent Equities and
                                                                   CREE Ltd.
David M. Dean                               N/A           37     Senior Vice President, Law and Secretary of
                                                                   Crescent Equities and CREE Ltd.
James M. Eidson, Jr.                        N/A           44     Senior Vice President, Acquisitions of CREE Ltd.
Bruce A. Picker                             N/A           34     Vice President and Treasurer of CREE Ltd. and
                                                                   Crescent Equities
William D. Miller                           N/A           39     Vice President, Administration of Crescent
                                                                   Equities and Senior Vice President,
                                                                   Administration of CREE Ltd.
Joseph D. Ambrose III                       N/A           47     Vice President, Administration of CREE Ltd.
Jerry R. Crenshaw, Jr.                      N/A           34     Vice President and Controller of CREE Ltd.
Barry L. Gruebbel                           N/A           43     Vice President, Property Management of CREE Ltd.
Howard W. Lovett                            N/A           41     Vice President, Corporate Leasing of CREE Ltd.
John L. Zogg, Jr.                           N/A           34     Vice President, Leasing and Marketing of CREE
                                                                   Ltd.

                            STRUCTURE OF THE COMPANY

     The Company is a fully integrated real estate company operating as a REIT for federal income tax purposes. The Company provides management, leasing and development services with respect to certain of its Properties. Crescent Equities is a Texas real estate investment trust which became the successor to the Predecessor Corporation on December 31, 1996, through the merger of the Predecessor Corporation and CRE Limited Partner, Inc., a subsidiary of the Predecessor Corporation, into Crescent Equities. The merger was structured to preserve the existing business, purpose, tax status, management, capitalization and assets, liabilities and net worth (other than due to the costs of the transaction) of the Predecessor Corporation, and the economic interests and voting rights of the stockholders of the Predecessor Corporation (who became the shareholders of Crescent Equities as a result of the merger).

     The direct and indirect subsidiaries of Crescent Equities include the Operating Partnership; CREE Ltd.; seven single purpose limited partnerships in which the Operating Partnership owns substantially all of the economic interests directly through its approximately 99% limited partner interest in such seven limited partnerships, with the remaining interests owned indirectly by the Company through seven separate corporations, each of which is a wholly owned subsidiary of CREE Ltd. and is the approximately 1% general partner of one of the seven limited partnerships. The Company conducts all of its business through the Operating Partnership and its other subsidiaries. The Company also has an economic interest in the development activities of the Residential Development Corporations. The Company owns the real estate mortgages and non-voting common stock representing interests ranging from approximately 40% to 95% in the Residential Development Corporations. In addition, the Company owns an indirect 38% interest in each of two corporations that currently own and operate approximately 89 refrigerated warehouses with an aggregate of approximately 424.5 million cubic feet. The Company also has a 42.5% partnership interest in a partnership whose primary holdings consist of a 364-room executive conference center and general partner interests ranging from one to 50% in additional office, retail, multi-family and industrial properties.

     The following table sets forth, by subsidiary, the Properties owned by such subsidiary:

Operating Partnership:     The Addison, Addison Tower, The Amberton, AT&T Building,
                           Austin Centre, Bank One Center(1), Bank One Tower, Canyon
                           Ranch-Tucson, Cedar Springs Plaza, Central Park Plaza,
                           Chancellor Park(2), Concourse Office Park, Datran Center,
                           Denver Marriott City Center, Energy Centre, Fountain Place,
                           Four Seasons-Houston, Frost Bank Plaza, Greenway I, Greenway
                           IA, Greenway II, Houston Center Office Properties, MCI
                           Tower, The Meridian, Miami Center, Omni Austin Hotel, One
                           Preston Park, Palisades Central I, Palisades Central II, The
                           Park Shops at Houston Center, Post Oak Central, Reverchon
                           Plaza, Sonoma Mission Inn & Spa, Spectrum Center(3),
                           Stemmons Place, Three Westlake Park(4), Trammell Crow
                           Center(5), U.S. Home Building, Washington Harbour, The
                           Woodlands Office Properties(6), The Woodlands Retail
                           Properties(6), Valley Centre, Ventana Country Inn, Walnut
                           Green, 44 Cook, 55 Madison, 160 Spear Street, 301 Congress
                           Avenue(7), 1615 Poydras, 3333 Lee Parkway, 5050 Quorum and
                           6225 North 24th Street
Crescent Real Estate       The Aberdeen, The Avallon, Caltex House, The Citadel,
Funding I, L.P. ("Funding  Continental Plaza, The Crescent Atrium, The Crescent Office
I"):                       Towers, Regency Plaza One and Waterside Commons
Crescent Real Estate       Albuquerque Plaza, Barton Oaks Plaza One, Briargate Office
Funding II, L.P.           and Research Center, Hyatt Regency Albuquerque, Hyatt
("Funding II")             Regency Beaver Creek, Las Colinas Plaza, Liberty Plaza I &
                           II, MacArthur Center I & II, Ptarmigan Place, Stanford
                           Corporate Centre, Two Renaissance Square and 12404 Park
                           Central
Crescent Real Estate       Greenway Plaza Portfolio(8)
Funding III, IV and
V, L.P. ("Funding III,
IV and V"):
Crescent Real Estate       Canyon Ranch-Lenox
Funding VI, L.P.
("Funding VI"):
Crescent Real Estate       Behavioral Healthcare Facilities
Funding VII, L.P.
("Funding VII"):

---------------

(1) The Company owns a 50% interest in the limited partnership that owns Bank One Center.
(2) The Company owns Chancellor Park through its ownership of the mortgage note secured by the building and through its direct and indirect interests in the partnership which owns the building.
(3) The Company owns the principal economic interest in Spectrum Center through an interest in Spectrum Mortgage Associates, L.P., which owns both a mortgage note secured by the building and the ground lessor's interest in the land underlying the building.
(4) The Company owns the principal economic interest in Three Westlake Park through its ownership of a mortgage note secured by the building.
(5) The Company owns the principal economic interest in Trammell Crow Center through its ownership of fee simple title to the Property (subject to a ground lease and a leasehold estate regarding the building) and two mortgage notes encumbering the leasehold interests in the land and building.
(6) The Company owns a 75% limited partner interest and an indirect approximately 10% general partner interest in the partnerships that own The Woodlands Office and Retail Properties.
(7) The Company owns a 49% limited partner interest and Crescent/301, L.L.C., a wholly owned subsidiary of CREE Ltd. and the Company, owns a 1% general partner interest in 301 Congress Avenue, L.P., the partnership that owns 301 Congress Avenue.
(8) Funding III owns the Greenway Plaza Portfolio, except for the central heated and chilled water plant building and Coastal Tower office building, both located within Greenway Plaza, which are owned by Funding IV and Funding V, respectively.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

     The following is a summary of the material federal income tax considerations associated with an investment in the Series B Preferred Shares offered hereby prepared by Shaw Pittman Potts & Trowbridge, tax counsel to Crescent Equities ("Tax Counsel"). This discussion is based upon the laws, regulations and reported rulings and decisions in effect as of the date of this Prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to the operation of Crescent Equities or the Operating Partnership or to the purchase, ownership or disposition of the Series B Preferred Shares is being requested from the Internal Revenue Service (the "IRS") or from any other tax authority. Tax Counsel has rendered certain opinions discussed herein and believes that if the IRS were to challenge the conclusions of Tax Counsel, such conclusions would prevail in court. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Tax Counsel would be sustained in court.

     EACH RIGHTS HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES B PREFERRED SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF CRESCENT EQUITIES

     Crescent Equities has made an election to be treated as a real estate investment trust under Sections 856 through 860 of the Code (as used in this section, a "REIT"), commencing with its taxable year ended December 31, 1994. Crescent Equities believes that it was organized and has operated in such a manner so as to qualify as a REIT, and Crescent Equities intends to continue to operate in such a manner, but no assurance can be given that it has operated in a manner so as to qualify, or will operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code sections, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Tax Counsel, Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1997, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus Supplement, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of Crescent Equities and the Operating Partnership and is conditioned upon certain representations made by Crescent Equities and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of Crescent Equities and the Operating Partnership. Moreover, continued qualification as a REIT will depend upon Crescent Equities' ability to meet, through actual annual operating results, the distribution levels, stock ownership requirements and the various qualification tests and other requirements imposed under the Code, as discussed below. Accordingly, no assurance can be given that the actual stock ownership of Crescent Equities, the mix of its assets, or the results of its operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failing to qualify as a REIT, see "-- Taxation of Crescent Equities -- Failure to Qualify," below.

     If Crescent Equities qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investments in a corporation. However, Crescent Equities will be subject to federal income tax in the following circumstances. First, Crescent Equities will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. Second, under certain circumstances, Crescent Equities may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crescent Equities has "net income from foreclosure property," it will be subject to tax on such income at the highest corporate rate. "Foreclosure property" generally means real property and any personal property incident to such real property which is acquired as a result of a default either on a lease of such property or on indebtedness which such property secured and with respect to which an appropriate election is made, except that property ceases to be foreclosure property (i) after a three-year period (which in certain cases may be extended by the IRS) or, if earlier, (ii) when the REIT engages in construction on the property (other than for completion of certain improvements) or for more than 90 days uses the property in a business conducted other than through an independent contractor. "Net income from foreclosure property" means (a) the net gain from disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (b) other net income from foreclosure property which would not satisfy the 75% gross income test (discussed below). Property is not eligible for the election to be treated as foreclosure property if the loan or lease with respect to which the default occurs (or is imminent) was made, entered into or acquired by the REIT with an intent to evict or foreclose or when the REIT knew or had reason to know that default would occur. Fourth, if Crescent Equities has "net income derived from prohibited transactions," such income will be subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. Fifth, if Crescent Equities should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Crescent Equities fails the 75% or 95% test. Sixth, if, during each calendar year, Crescent Equities fails to distribute at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year, (ii) 95% of its "real estate investment trust capital gain net income" for such year, and (iii) any undistributed taxable income from prior periods, Crescent Equities will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Crescent Equities acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Crescent Equities' hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and Crescent Equities recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by Crescent Equities, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Crescent Equities over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in regulations promulgated by the United States Department of Treasury under the Code ("Treasury Regulations") that have not yet been promulgated). (The results described above with respect to the recognition of "built-in gain" assume that Crescent Equities will make an election pursuant to IRS Notice 88-19.)

     Requirements of Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding certain distributions and the nature of its income and assets and properly files an election to be treated as a REIT. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).

     Crescent Equities issued sufficient Common Shares pursuant to the Initial Offering to satisfy the requirements described in (5) and (6) above. While the existence of the rights granted to the Limited Partners to exchange their Units for Common Shares (the "Exchange Rights") may cause limited partners of the Operating Partnership ("Limited Partners") to be deemed to own the Common Shares they could acquire through the Exchange Rights, the amount of Common Shares that can be acquired at any time through the Exchange Rights is limited to an amount which, together with any other Common Shares actually or constructively deemed, under the Declaration of Trust, to be owned by any person, does not exceed the Ownership Limit. See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer." Moreover, the ownership of Common Shares generally is limited under the Ownership Limit to no more than 8.0% of the outstanding Common Shares. In addition, the Declaration of Trust provides for restrictions regarding the ownership or transfer of Common Shares in order to assist Crescent Equities in continuing to satisfy the share ownership requirements described in
(5) and (6) above. See "Description of Common Shares -- Ownership Limits and Restrictions on Transfer."

     If a REIT owns a "qualified REIT subsidiary," the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. CREE Ltd., CRE Management I Corp. ("Management I"), CRE Management II Corp. ("Management II"), CRE Management III Corp. ("Management III"), CRE Management IV Corp. ("Management IV"), CRE Management V Corp. ("Management V"), CRE Management VI Corp. ("Management VI"), CRE Management VII Corp. ("Management VII"), CresCal Properties, Inc. and Crescent Commercial Realty Corp. are qualified REIT subsidiaries, and thus all of the assets (i.e., the respective partnership interests in the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V, Funding VI, Funding VII, CresCal Properties, L.P. and Crescent Commercial Realty Holdings, L.P.), liabilities and items of income, deduction and credit of CREE Ltd., Management I, Management II, Management III, Management IV, Management V, Management VI, Management VII, CresCal Properties, Inc. and Crescent Commercial Realty Corp. are treated as assets and liabilities and items of income, deduction and credit of Crescent Equities. Unless otherwise required, all references to Crescent Equities in this "Federal Income Tax Considerations" section refer to Crescent Equities and its qualified REIT subsidiaries.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of
Section 856 of the Code, including satisfying the gross income tests and the assets tests described below. Thus, Crescent Equities' proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships are treated as assets, liabilities and items of income of Crescent Equities for purposes of applying the requirements described herein.

     Income Tests. In order for Crescent Equities to achieve and maintain its qualification as a REIT, there are currently two requirements relating to Crescent Equities' gross income that must be satisfied annually. First, at least 75% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or mortgages on real property. These categories include, subject to various limitations, rents from real property, interest on mortgages on real property, gains from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95% of Crescent Equities' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income qualifying under the 75% test and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, for each taxable year before 1998, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30% of Crescent Equities' gross income (including gross income from prohibited transactions) for such taxable year. Crescent Equities, through its partnership interests in the Operating Partnership and all subsidiary partnerships, believes it satisfied all three of these income tests for 1994, 1995, 1996 and 1997 and expects to satisfy the two current tests for subsequent taxable years.

     The bulk of the Operating Partnership's income is currently derived from rents with respect to the Office Properties, the Behavioral Healthcare Facilities, the Hotel Properties and the Retail Properties. Rents received by Crescent Equities will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property. However, a REIT is currently permitted to earn up to one percent of its gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to qualify as rents from real property.

     Crescent Equities, based in part upon opinions of Tax Counsel as to whether various tenants, including CBHS and the lessees of the Hotel Properties, constitute Related Party Tenants, believes that the income it received in 1994, 1995, 1996 and 1997 and will receive in subsequent taxable years from (i) charging rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above); (ii) charging rent for personal property in an amount greater than 15% of the total rent received under the applicable lease; (iii) directly performing services considered to be rendered to the occupant of property or which are not usually or customarily furnished or rendered in connection with the rental of real property; or (iv) entering into any lease with a Related Party Tenant, will not cause Crescent Equities to fail to meet the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert a contrary position successfully.

     The Operating Partnership will also receive fixed and contingent interest on the Residential Development Property Mortgages. Interest on mortgages secured by real property satisfies the 75% and 95% gross income tests only if it does not include any amount the determination of which depends in whole or in part on the income of any person, except that (i) an amount is not excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales and (ii) income derived from a shared appreciation provision in a mortgage is treated as gain recognized from the sale of the secured property. Certain of the Residential Development Property Mortgages contain provisions for contingent interest based upon property sales. In the opinion of Tax Counsel, each of the Residential Development Property Mortgages constitutes debt for federal income tax purposes, any contingent interest derived therefrom will be treated as being based on a fixed percentage of sales, and therefore all interest derived therefrom will constitute interest received from mortgages for purposes of the 75% and 95% gross income tests. If, however, the contingent interest provisions were instead characterized as shared appreciation provisions, any resulting income would, because the underlying properties are primarily held for sale to customers in the ordinary course, be subject to a 100% tax.

     In connection with the 1997 distribution by Crescent Equities of the common stock of Crescent Operating, Inc., Crescent Equities was required to recognize gain equal to the excess, if any, of the fair market value of the assets distributed over the basis of Crescent Equities in them. In the opinion of Tax Counsel, such gain constituted gain on the sale of stock or securities for purposes of the gross income tests. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert a contrary position successfully.

     In applying the 95% and 75% gross income tests to Crescent Equities, it is necessary to consider the form in which certain of its assets are held, whether that form will be respected for federal income tax purposes, and whether, in the future, such form may change into a new form with different tax attributes (for example, as a result of a foreclosure on debt held by the Operating Partnership). For example, the Residential Development Properties are primarily held for sale to customers in the ordinary course of business, and the income resulting from such sales, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests. In addition, such income would be considered "net income from prohibited transactions" and thus would be subject to a 100% tax. The income from such sales, however, will be earned by the Residential Development Corporations rather than by the Operating Partnership and will be paid to the Operating Partnership in the form of interest and principal payments on the Residential Development Property Mortgages or distributions with respect to the stock in the Residential Development Corporations held by the Operating Partnership. In similar fashion, the income earned by the Hotel Properties, if directly attributed to Crescent Equities, would not qualify under the 75% and 95% gross income tests because it would not constitute "rents from real property." Such income is, however, earned by the lessees of these Hotel Properties and what the Operating Partnership receives from the lessees of these Hotel Properties is rent. Comparable issues are raised by the Operating Partnership's acquisition of subordinated debt secured by a Florida hotel and by the acquisition of an interest in the partnership which owns the hotel by Crescent Development Management Corporation ("CDMC"), one of the Residential Development Corporations. If such debt were recharacterized as equity, or if the ownership of the partnership were attributed from CDMC to the Operating Partnership, the Operating Partnership would be treated as receiving income from hotel operations rather than interest income on the debt or dividend income from CDMC. Furthermore, if Crescent Operating, Inc. were treated for federal income tax purposes as not separate from or an agent of either Crescent Equities or the Operating Partnership, or if Crescent Equities and Crescent Operating, Inc. were treated as a "stapled entity," the income, assets and activities of Crescent Operating, Inc. would be considered to be the income, assets and activities of Crescent Equities, with the result that Crescent Equities would fail to meet the 95% and 75% gross income tests or the asset tests discussed below. A similar consequence might follow if the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating, Inc. does not constitute debt for federal income tax purposes.

     Tax Counsel is of the opinion that (i) the Residential Development Properties or any interest therein will be treated as owned by the Residential Development Corporations, (ii) amounts derived by the Operating Partnership from the Residential Development Corporations under the terms of the Residential Development Property Mortgages will qualify as interest or principal, as the case may be, paid on mortgages on real property for purposes of the 75% and 95% gross income tests, (iii) amounts derived by the Operating Partnership with respect to the stock of the Residential Development Corporations will be treated as distributions on stock (i.e., as dividends, a return of capital, or capital gain, depending upon the circumstances) for purposes of the 75% and 95% gross income tests, (iv) the leases of the Hotel Properties will be treated as leases for federal income tax purposes, and the rent payable thereunder will qualify as "rents from real property," (v) the subordinated debt secured by the Florida hotel will be treated as debt for federal income tax purposes, the income payable thereunder will qualify as interest, and CDMC's ownership of the partnership interest in the partnership which owns the hotel will not be attributed to the Operating Partnership, (vi) Crescent Operating, Inc. will be treated for federal income tax purposes as a corporate entity separate from and not an agent of either Crescent

Equities or the Operating Partnership, and Crescent Operating, Inc. and Crescent Equities will not be treated as a stapled entity for federal income tax purposes; and (vii) the loan of approximately $35.9 million from the Operating Partnership to Crescent Operating, Inc. will constitute debt for federal income tax purposes. Tax Counsel has provided opinions similar to those provided with respect to the Operating Partnership's investment in the Residential Development Corporations with respect to its investments in certain other entities through non-voting securities and secured debt. Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving transactions with terms substantially the same as those with respect to the Residential Development Corporations, the leases of the Hotel Properties and the relationship among Crescent Equities, the Operating Partnership and Crescent Operating, Inc. Therefore, the opinions of Tax Counsel with respect to these matters are based upon all of the facts and circumstances and upon rulings and judicial decisions involving situations that are considered to be analogous. Opinions of counsel are not binding upon the IRS or any court, and there can be no assurance that the IRS will not assert successfully a contrary position. If one or more of the leases of the Hotel Properties is not a true lease, part or all of the payments that the Operating Partnership receives from the respective lessee may not satisfy the various requirements for qualification as "rents from real property," or the Operating Partnership might be considered to operate the Hotel Properties directly. In that case, Crescent Equities likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, likely would lose its REIT status. Similarly, if the IRS were to challenge successfully the arrangements with the Residential Development Corporations or Crescent Operating, Inc., Crescent Equities' qualification as a REIT could be jeopardized.

     If any of the Residential Development Properties were to be acquired by the Operating Partnership as a result of foreclosure on any of the Residential Development Property Mortgages, or if any of the Hotel Properties were to be operated directly by the Operating Partnership or a subsidiary partnership as a result of a default by the lessee under the lease, such property would constitute foreclosure property for three years following its acquisition (or for up to an additional three years if an extension is granted by the IRS), provided that (i) the Operating Partnership or its subsidiary partnership conducts sales or operations through an independent contractor; (ii) the Operating Partnership or its subsidiary partnership does not undertake any construction on the foreclosed property other than completion of improvements which were more than 10% complete before default became imminent; and (iii) foreclosure was not regarded as foreseeable at the time Crescent Equities acquired the Residential Development Property Mortgages or leased the Hotel Properties. For so long as any of these properties constitutes foreclosure property, the income from such sales would be subject to tax at the maximum corporate rates and would qualify under the 75% and 95% gross income tests. However, if any of these properties does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such property will not qualify under the 75% and 95% gross income tests.

     With regard to the sale of Common Shares to an affiliate of Union Bank of Switzerland as well as the sale of Common Shares to Merrill Lynch International, it is possible that Crescent Equities may receive certain payments in Common Shares, depending on the market price of the Common Shares upon settlement of the forward share purchase agreements. In the opinion of Tax Counsel, such payments will not constitute gross income and therefore will not be taken into account in the application of gross income tests.

     Crescent Equities anticipates that it will have certain income which will not satisfy the 75% or the 95% gross income test. For example, income from dividends on the stock of the Residential Development Corporations and any gain recognized upon the distribution of the common stock of Crescent Operating, Inc. will not satisfy the 75% gross income test. Furthermore, the amount of gain Crescent Equities recognized upon this distribution depended upon the fair market value of the common stock of Crescent Operating, Inc. at the time of the distribution. Prior to the distribution, the Board of Trust Managers of Crescent Equities determined that the value of this stock was $.99 per share, but there can be no assurance that the IRS will agree with this determination in light of various factors including subsequent trading prices. It is also possible that certain income resulting from the use of creative financing or acquisition techniques would not satisfy the 75% or 95% gross income tests. Crescent Equities believes, however, that the aggregate amount of nonqualifying income will not cause Crescent Equities to exceed the limits on nonqualifying income under the 75% or 95% gross income tests.

     If Crescent Equities fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Crescent Equities' failure to meet such tests is due to reasonable cause and not to willful neglect, Crescent Equities attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crescent Equities would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, a tax equal to approximately 100% of the corresponding net income would be imposed with respect to the excess of 75% or 95% of Crescent Equities' gross income over Crescent Equities' qualifying income in the relevant category, whichever is greater.

     Asset Tests. Crescent Equities, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crescent Equities' total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership, any partnerships in which the Operating Partnership owns an interest, or qualified REIT subsidiaries of Crescent Equities and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of Crescent Equities), cash, cash items and government securities. Second, not more than 25% of Crescent Equities' total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crescent Equities may not exceed 5% of the value of Crescent Equities' total assets, and Crescent Equities may not own more than 10% of any one issuer's outstanding voting securities. The 25% and 5% tests generally must be met for any quarter in which Crescent Equities acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights).

     The Operating Partnership owns 100% of the non-voting stock of each Residential Development Corporation. In addition, the Operating Partnership owns the Residential Development Property Mortgages. As stated above, in the opinion of Tax Counsel each of these mortgages will constitute debt for federal income tax purposes and therefore will be treated as a real estate asset; however, the IRS could assert that such mortgages should be treated as equity interests in their respective issuers, which would not qualify as real estate assets. By virtue of its ownership of partnership interests in the Operating Partnership, Crescent Equities will be considered to own its pro rata share of these assets. Neither Crescent Equities nor the Operating Partnership, however, will directly own more than 10% of the voting securities of any Residential Development Corporation at the end of any quarter of Crescent Equities' taxable year, and, in the opinion of Tax Counsel, Crescent Equities will not be considered to own any of such voting securities. In addition, Crescent Equities and its senior management believe that Crescent Equities' pro rata shares of the value of the securities of each Residential Development Corporation do not separately exceed 5% of the total value of Crescent Equities' total assets. This belief is based in part upon its analysis of the estimated values of the various securities owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Tax Counsel, in rendering its opinion as to the qualification of Crescent Equities as a REIT, is relying on the conclusions of Crescent Equities and its senior management as to the value of the various securities and other assets. There can be no assurance, however, that the IRS might not contend that the values of the various securities held by Crescent Equities through the Operating Partnership separately exceed the 5% value limitation or, in the aggregate, exceed the 25% value limitation or that the voting securities of the Residential Development Corporations should be considered to be owned by Crescent Equities. Finally, if the Operating Partnership were treated for tax purposes as a corporation rather than as a partnership, Crescent Equities would violate the 10% of voting securities and 5% of value limitations, and the treatment of any of the Operating Partnership's subsidiary partnerships as a corporation rather than as a partnership could also violate one or the other, or both, of these limitations. In the opinion of Tax Counsel, for federal income tax purposes the Operating Partnership and all the subsidiary partnerships will be treated as partnerships and not as either associations taxable as corporations or publicly traded partnerships. See
"-- Tax Aspects of the Operating Partnership and the Subsidiary Partnerships" below.

     As noted above, the 5% and 25% value requirements must be satisfied not only on the date Crescent Equities first acquires corporate securities, but also each time Crescent Equities increases its ownership of corporate securities (including as a result of increasing its interest in the Operating Partnership either with the proceeds of the Offering or by acquiring Units from Limited Partners upon the exercise of their Exchange Rights). Although Crescent Equities plans to take steps to ensure that it satisfies the 5% and 25% value tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps (i) will always be successful; (ii) will not require a reduction in Crescent Equities' overall interest in the various corporations; or
(iii) will not restrict the ability of the Residential Development Corporations to increase the sizes of their respective businesses, unless the value of the assets of Crescent Equities is increasing at a commensurate rate.

     Annual Distribution Requirements. In order to qualify as a REIT, Crescent Equities is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "real estate investment trust taxable income" of Crescent Equities (computed without regard to the dividends paid deduction and Crescent Equities' net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) certain excess noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crescent Equities timely files its tax return for such year, and if paid on or before the date of the first regular dividend payment after such declaration. To the extent that Crescent Equities does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular capital gains and ordinary corporate tax rates. Furthermore, if Crescent Equities should fail to distribute, during each calendar year, at least the sum of (i) 85% of its "real estate investment trust ordinary income" for such year; (ii) 95% of its "real estate investment trust capital gain income" for such year; and (iii) any undistributed taxable income from prior periods, Crescent Equities would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Crescent Equities believes that it has made and intends to make timely distributions sufficient to satisfy all annual distribution requirements. In this regard, the limited partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") authorizes CREE Ltd., as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Crescent Equities to meet these distribution requirements. It is possible, however, that, from time to time, Crescent Equities may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its "real estate investment trust taxable income." Issues may also arise as to whether certain items should be included in income. For example, Tax Counsel has opined that the Operating Partnership should include in income only its share of the interest income actually paid on the two mortgage notes secured by Spectrum Center and Three Westlake Park, respectively, and the two mortgage notes secured by Trammell Crow Center, all of which were acquired at a substantial discount, rather than its share of the amount of interest accruing pursuant to the terms of these investments, but opinions of counsel are not binding on the IRS or the courts. In this regard, the IRS has taken a contrary view in a recent technical advice memorandum concerning the accrual of original issue discount. The Company believes, however, that even if the Operating Partnership were to include in income the full amount of interest income accrued on these notes, and the Operating Partnership were not allowed any offsetting deduction for the amount of such interest to the extent it is uncollectible, the Company nonetheless would be able to satisfy the 95% distribution requirement without borrowing additional funds or distributing stock dividends (as discussed below). In addition, it is possible that certain creative financing or creative acquisition techniques used by the Operating Partnership may result in income (such as income from cancellation of indebtedness or gain upon the receipt of assets in foreclosure whose fair market value exceeds the Operating Partnership's basis in the debt which was foreclosed upon) which is not accompanied by cash proceeds. In this regard, the modification of a debt can result in taxable gain equal to the difference between the holder's basis in the debt and the principal amount of the modified debt.

Tax Counsel has opined that the four mortgage notes secured by Spectrum Center, Three Westlake Park and Trammell Crow Center, were not modified in the hands of the Operating Partnership. Based on the foregoing, Crescent Equities may have less cash available for distribution in a particular year than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income for such year. To meet the 95% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crescent Equities may find it appropriate to arrange for borrowings through the Operating Partnership or to pay distributions in the form of taxable share dividends.

     Under certain circumstances, Crescent Equities may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Crescent Equities' deduction for dividends paid for the earlier year. Thus, Crescent Equities may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crescent Equities will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Ownership Information. Pursuant to applicable Treasury Regulations, in order to be treated as a REIT, Crescent Equities must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its Equity Shares (as defined in the accompanying Prospectus). Crescent Equities believes that it has complied and intends to continue to comply with such requirements.

     Failure to Qualify. If Crescent Equities fails to qualify as a REIT in any taxable year and the relief provisions do not apply, Crescent Equities will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Crescent Equities fails to qualify as a REIT will not be deductible by Crescent Equities; nor will they be required to be made. If Crescent Equities fails to qualify as a REIT, then, to the extent of Crescent Equities' current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crescent Equities will also be disqualified from electing to be treated as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to state whether in all circumstances Crescent Equities would be entitled to such statutory relief.

     Pending Legislation. On February 2, 1998, President Clinton released a proposed budget for fiscal year 1999. The budget proposal contained a variety of proposed income tax changes, four of which pertain to REITs. First, a regular corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 1999, and for mergers after December 31, 1998. Second, five REITs were allowed to continue as stapled entities with regular corporations (i.e., the stock of the REIT is traded together with the stock of the regular corporation) despite the general prohibition of this structure under Section 269A of the Code, enacted in 1984. For any properties acquired on or after the first date of congressional committee action with respect to the budget proposal (the "Committee Action Date"), where the stapled regular corporation undertakes activities or services relating to the properties, the REITs would be made subject to Section 269A. Third, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation. This prohibition would apply to stock acquired on or after the Committee Action Date. REITs would continue to be allowed to own corporations whose stock they owned prior to the Committee Action Date, but this grandfathered status would terminate if, after the Committee Action Date, the corporation engaged in a new trade or business or acquired substantial new assets or the REIT acquired additional stock in a corporation. Fourth, a new ownership restriction would be imposed on REITs, prohibiting any one person from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. It would be effective for entities electing REIT status for taxable years beginning on or after the Committee Action Date.

     The Chairmen of the House Ways and Means Committee and the Senate Finance Committee have introduced legislation to enact the proposal concerning stapled REITs effective March 26, 1998, and such legislation (but not any of the other proposals) is currently part of the IRS restructuring legislation that was passed by the Senate on May 7, 1998. It is not clear whether any of the other proposals will be introduced or enacted and, if they are, their effective dates. Additional proposals affecting REITs may be made by the President or his administration or by members of Congress. It is impossible to predict the nature of those proposals, whether they would be enacted, and their effect on Crescent Equities. There can be no assurance, however, that changes in legislation would not have a material adverse effect on Crescent Equities.

TAXATION OF SERIES B PREFERRED SHARES

     Distributions to Holders of Series B Preferred Shares. Distributions with respect to the Series B Preferred Shares will be taxable as described below in "-- Taxation of Taxable Domestic Shareholders," "-- Taxation of Tax-Exempt Shareholders" and "-- Taxation of Foreign Shareholders."

     Redemption or Conversion of Series B Preferred Shares to Common Shares. Assuming that Series B Preferred Shares will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of the Series B Preferred Shares at the option of the holder solely into Common Shares. The basis that a holder will have for tax purposes in the Common Shares received will be equal to the adjusted basis the holder had in the Series B Preferred Shares so redeemed or converted and, provided that the Series B Preferred Shares were held as a capital asset, the holding period for the Common Shares received will include the holding period for the Series B Preferred Shares redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional Common Share in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional share.

     If a redemption or conversion occurs when there is a dividend arrearage on the Series B Preferred Shares and the fair market value of the Common Shares exceeds the issue price of the Series B Preferred Shares, a portion of the Common Shares received might be treated as a dividend distribution taxable as ordinary income.

     Adjustments to Conversion Price. Under Section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ration is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Series B Preferred Shares may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of Series B Preferred Shares might be deemed to have received a taxable stock dividend.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     For purposes of this summary, a "U.S. Shareholder" means a beneficial owner of Common Shares or Series B Preferred Shares who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source,
(iv) a trust if a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interest therein is owned by any of the persons described in clauses (i), (ii), (iii), or (iv) above. As used herein, the term "Non-U.S. Shareholder" means a beneficial owner of Common Shares or Series B Preferred Shares that is not a U.S. Shareholder.

     Any distribution declared by Crescent Equities in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Crescent Equities and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by Crescent Equities during January of the following calendar year. As long as Crescent Equities qualifies as a REIT, distributions made to Crescent Equities' taxable U.S. Shareholders out of Crescent Equities' current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders as ordinary income and, for corporate U.S. Shareholders, will not be eligible for the dividends received deduction. Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crescent Equities' actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held its Common Shares or Series B Preferred Shares. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, Crescent Equities may elect to retain and pay income tax on its net long-term capital gains. If Crescent Equities so elects, each U.S. Shareholder will take into income the U.S. Shareholder's share of the retained capital gain as long-term capital gain and will receive a credit or refund for that U.S. Shareholder's share of the tax paid by Crescent Equities. The U.S. Shareholder will increase the basis of such U.S. Shareholder's shares by an amount equal to the excess of the retained capital gain included in the U.S. Shareholder's income over the tax deemed paid by such U.S. Shareholder. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares or Series B Preferred Shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's Common Shares or Series B Preferred Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the U.S. Shareholder. U.S. Shareholders may not include any net operating losses or capital losses of Crescent Equities in their respective income tax returns.

     In general, any loss upon a sale or exchange of shares by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crescent Equities required to be treated by such U.S. Shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares or Series B Preferred Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares or Series B Preferred Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of Non-U.S. Shareholders are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local tax laws with regard to an investment in Common Shares or Series B Preferred Shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crescent Equities of United States real property interests and not designated by Crescent Equities as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Crescent Equities. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. Crescent Equities expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies (and, with regard to payments on or after January 1, 1999, the Non-U.S. Shareholder (1) files IRS Form W-8 with Crescent Equities and, (2) if the Common Shares or Series B Preferred Shares are not traded on an established securities market, acquires a taxpayer identification number from the IRS) or (ii) the Non-U.S. Shareholder has filed an IRS Form 4224 (or, with respect to payments on or after January 1, 1999, files IRS Form W-8) with Crescent Equities claiming that the distribution is effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business. Distributions in excess of Crescent Equities' current and accumulated earnings and profits will be treated as a return of capital to the extent of the adjusted basis of a Non-U.S. Shareholder's shares and thereafter as capital gain, which will be taxable to the extent that the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of the Common Shares or Series B Preferred Shares, as described below. Distributions in excess of current and accumulated earnings and profits are currently subject to withholding at the same 30% or lower treaty rate applicable to ordinary income dividends, but a Non-U.S. Shareholder may seek a refund of amounts of tax withheld in excess of the Non-U.S. Shareholder's actual U.S. tax liability, provided the required information is furnished to the IRS. Beginning with payments made on or after January 1, 1999, Crescent Equities will be permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current and accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder's actual U.S. tax liability, provided the required information is furnished to the IRS.

     For any year in which Crescent Equities qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Crescent Equities of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder, subject to possible exemption or rate reduction under an applicable tax treaty. Crescent Equities is required to withhold 35% of any distribution that could be designated by Crescent Equities as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of Common Shares generally will not be taxed under FIRPTA if Crescent Equities is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. Crescent Equities believes that it is, and currently expects to continue to be, a "domestically controlled REIT," and in such case the sale of Common Shares or Series B Preferred Shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Shares or Series B Preferred Shares is treated as effectively connected with the Non-U.S. Shareholder's U.S. trade or business or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of Common Shares or Series B Preferred Shares is subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to the additional 30% branch profits tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Common Shares or Series B Preferred Shares would be required to withhold and remit to the IRS 10% of the purchase price.

TAX ASPECTS OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS

     The following discussion summarizes certain federal income tax considerations applicable solely to Crescent Equities' investment in the Operating Partnership and its subsidiary partnerships and represents the views of Tax Counsel. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification of the Operating Partnership and its Subsidiary Partnerships for Tax Purposes. In the opinion of Tax Counsel, based on the provisions of the Operating Partnership Agreement and the partnership agreements of the various subsidiary partnerships, certain factual assumptions and certain representations described in the opinion, the Operating Partnership and the subsidiary partnerships will each be treated as a partnership and neither an association taxable as a corporation for federal income tax purposes, nor a "publicly traded partnership" taxable as a corporation. Unlike a ruling from the IRS, however, an opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership and its subsidiary partnerships as partnerships for federal income tax purposes. If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, Crescent Equities would fail to qualify as a REIT because it would not be able to satisfy the income and asset requirements. See "-- Taxation of Crescent Equities," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case Crescent Equities might incur a tax liability without any related cash distributions. See "-- Taxation of Crescent Equities," above. Further, items of income and deduction for the Operating Partnership would not pass through to the respective partners, and the partners would be treated as shareholders for tax purposes. The Operating Partnership would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income. Similarly, if any of the subsidiary partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, such treatment might cause Crescent Equities to fail to qualify as a REIT, and in any event such partnership's items of income and deduction would not pass through to its partners, and its net income would be subject to income tax at regular corporate rates.

     Income Taxation of the Operating Partnership and its Subsidiary Partnerships. A partnership is not a taxable entity for federal income tax purposes. Rather, Crescent Equities will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of Crescent Equities, without regard to whether Crescent Equities has received or will receive any cash distributions. The Operating Partnership's income, gains, losses, deductions and credits for any taxable year will include its allocable share of such items from its subsidiary partnerships.

     Tax Allocations with Respect to Pre-Contribution Gain. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties initially contributed to the Operating Partnership were substantially in excess of their adjusted tax bases. The Operating Partnership Agreement requires that allocations attributable to each item of initially contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable will not correspond exactly to the percentage interests of the partners. Upon the disposition of any item of initially contributed property, any gain attributable to an excess at such time of basis for book purposes over basis for tax purposes will be allocated for tax purposes to the contributing partner and, in addition, the Operating Partnership Agreement provides that any remaining gain will be allocated for tax purposes to the contributing partners to the extent that tax depreciation previously allocated to the noncontributing partners was less than the book depreciation allocated to them. These allocations are intended to be consistent with Section 704(c) of the Code and with Treasury

Regulations thereunder. The tax treatment of properties contributed to the Operating Partnership subsequent to its formation is expected generally to be consistent with the foregoing.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause Crescent Equities to be allocated lower depreciation and other deductions. This may cause Crescent Equities to recognize taxable income in excess of cash proceeds, which might adversely affect Crescent Equities' ability to comply with the REIT distribution requirements. See "-- Taxation of Crescent Equities," above.

SALE OF PROPERTY

     Generally, any gain realized by the Operating Partnership on the sale of real property, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

     Crescent Equities' share of any gain realized on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of Crescent Equities," above. Such prohibited transaction income will also have an adverse effect upon Crescent Equities' ability to satisfy the income tests for status as a REIT for federal income tax purposes. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties, and to make such occasional sales of properties as are consistent with these investment objectives.

TAXATION OF THE RESIDENTIAL DEVELOPMENT CORPORATIONS

     A portion of the amounts to be used to fund distributions to shareholders is expected to come from the Residential Development Corporations through dividends on non-voting common stock thereof held by the Operating Partnership and interest on the Residential Development Property Mortgages held by the Operating Partnership. The Residential Development Corporations will not qualify as REITs and will pay federal, state and local income taxes on their taxable incomes at normal corporate rates, which taxes will reduce the cash available for distribution by Crescent Equities to its shareholders. Crescent Equities anticipates that, initially, deductions for interest and amortization will largely offset the otherwise taxable income of the Residential Development Corporations, but there can be no assurance that this will be the case or that the IRS will not challenge such deductions. Any federal, state or local income taxes that the Residential Development Corporations are required to pay will reduce the cash available for distribution by Crescent Equities to its shareholders.

STATE AND LOCAL TAXES

     Crescent Equities and its shareholders may be subject to state and local tax in various states and localities, including those states and localities in which it or they transact business, own property, or reside. The tax treatment of Crescent Equities and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Common Shares.

     In particular, the State of Texas imposes a franchise tax upon corporations and limited liability companies that do business in Texas. The Texas franchise tax is imposed on each such entity with respect to the entity's "net taxable capital" and its "net taxable earned surplus" (generally, the entity's federal taxable income, with certain adjustments). The franchise tax on net taxable capital is imposed at the rate of 0.25% of an entity's net taxable capital. The franchise tax rate on "net taxable earned surplus" is 4.5%. The Texas franchise tax is generally equal to the greater of the tax on "net taxable capital" and the tax on "net taxable earned surplus." The Texas franchise tax is not applied on a consolidated group basis. Any Texas franchise tax that Crescent Equities is indirectly required to pay will reduce the cash available for distribution by Crescent Equities to shareholders. Even if an entity is doing business in Texas for Texas franchise tax purposes, the entity is subject to the Texas franchise tax only on the portion of the taxable capital or taxable earned surplus apportioned to Texas.

     As a Texas real estate investment trust, Crescent Equities will not be subject directly to the Texas franchise tax. However, Crescent Equities will be subject indirectly to the Texas franchise tax as a result of its interests in CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII, which will be subject to the Texas franchise tax because they are general partners of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII, and the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will be doing business in Texas.

     It is anticipated that Crescent Equities' Texas franchise tax liability will not be substantial because CREE Ltd., Management I, Management II, Management III, Management IV, Management V and Management VII are allocated only a small portion of the taxable income of the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. In addition, Management VI and Funding VI are not anticipated to be subject to the Texas franchise tax.

     The Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII will not be subject to the Texas franchise tax, under the laws in existence at the time of this Prospectus Supplement because they are partnerships instead of corporations. There is no assurance, however, that the Texas legislature will not expand the scope of the Texas franchise tax to apply to limited partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII or enact other legislation which may result in subjecting Crescent Equities to the Texas franchise tax. Any statutory change by the Texas legislature may be applied retroactively.

     In addition, it should be noted that three of the Residential Development Corporations will be doing business in Texas and will be subject to the Texas franchise tax. Further, Crescent/301, L.L.C. will be subject to the Texas franchise tax because it is doing business in Texas and limited liability companies are subject to Texas franchise tax. However, this franchise tax should not be substantial because Crescent/301, L.L.C. owns a 1% interest in 301 Congress Avenue, L.P. Other entities that will be subject to the Texas franchise tax include CresTex Development, LLC and its member CresCal Properties, Inc. and any other corporations or limited liability companies doing business in Texas with Texas receipts. It is expected that the franchise tax liability of these entities will not be substantial.

     The Texas legislature considered in its 1997 regular session proposals for property tax relief in Texas. Such relief would have required increasing the proportion of education funding costs paid by the State of Texas and reducing the proportion paid by local property taxes. Alternatives for increasing State of Texas revenues that have been considered include broadening the franchise tax base to include other entities such as partnerships and real estate investment trusts, enactment of a new gross receipts tax, enactment of a new business activity tax, an increase in the sales tax and/or broadening the sales tax base. The Texas House of Representatives and the Texas Senate both passed different bills that would have broadened the franchise tax base to apply the franchise tax to business trusts such as Crescent Equities and partnerships such as the Operating Partnership, Funding I, Funding II, Funding III, Funding IV, Funding V and Funding VII. However, the conference committee was not able to work out the differences between these two bills and the Texas legislature adjourned the 1997 regular session without adopting such legislation. There can be no assurance that the Texas legislature will not enact similar legislation in its next regular session, beginning in 1999. A committee of the Texas House of Representatives is currently studying alternative methods and formulas to fund education in anticipation of the next regular session.

     Locke Purnell Rain Harrell (A Professional Corporation), special tax counsel to the Company ("Special Tax Counsel"), has reviewed the discussion in this section with respect to Texas franchise tax matters and is of the opinion that, based on the current structure of Crescent Equities and based upon current law, it accurately summarizes the Texas franchise tax matters expressly described herein. Special Tax Counsel expresses no opinion on any other tax considerations affecting Crescent Equities or a holder of Common Shares, including, but not limited to, other Texas franchise tax matters not specifically discussed above.

     Tax Counsel has not reviewed the discussion in this section with respect to Texas franchise tax matters and has expressed no opinion with respect thereto.

                              PLAN OF DISTRIBUTION

     The Company has agreed, pursuant to a Stock Purchase Agreement dated as of June 5, 1998, as amended (the "Purchase Agreement") by and between the Company and The Prudential Insurance Company of America, Strategic Value Investors, LLC, Strategic Value Investors International, LLC, and Strategic Value Investors II, LLC (the "Investors"), to sell the 6,948,734 Series B Preferred Shares offered hereby to the Investors for a total purchase price of $225,000,006.92 (representing a price per share equal to 32.38, as calculated pursuant to the terms of the Purchase Agreement), and the Investors have agreed to purchase all of such Series B Preferred Shares. The Series B Preferred Shares are being offered directly to the Investors, and not through underwriters or the selling efforts of brokers and dealers. No underwriter's or other discounts or commissions will be paid in connection with the offering of the Series B Preferred Shares.

                                 LEGAL MATTERS

     The legality of the Series B Preferred Shares offered hereby will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, Washington, D.C. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, which will rely, as to all Texas franchise tax matters, upon the opinion of Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

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

                            STATEMENT OF DESIGNATION
                                       OF
                     SERIES B CONVERTIBLE PREFERRED SHARES
                                       OF
                     CRESCENT REAL ESTATE EQUITIES COMPANY

     The undersigned, the President and Chief Executive Officer of Crescent Real Estate Equities Company, a real estate investment trust organized and existing under the Texas Real Estate Investment Trust Act, as amended (the "Company"), certifies that pursuant to the authority granted to and vested in the Board of Trust Managers of the Company by the provisions of the Restated Declaration of Trust of the Company, the Board of Trust Managers, acting through an authorized committee thereof, has adopted the following resolution designating a new series of preferred shares of the Company.

     RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Trust Managers of the Company by the provisions of the Restated Declaration of Trust of the Company, the Board of Trust Managers hereby establishes a series of preferred shares of beneficial interest designated Series B Convertible Preferred Shares of beneficial interest, par value $.01 per share (the "Series B Preferred Shares"), and authorizes the issuance thereof, and hereby fixes the designation and number thereof and the voting powers, preferences and relative, participating, optional and other special rights of such shares, and the qualifications, limitations or restrictions thereof as follows:

A. CERTAIN DEFINITIONS.

     Unless the context otherwise requires, the terms defined in this Paragraph A shall have, for all purposes of this Statement of Designation, the meanings herein specified (with terms defined in the singular having comparable meanings when used in the plural).

          (1) "Average Share Price" shall mean the average of the Closing Prices of the Common Shares for each day in the 20 consecutive trading day period ending on the date that is two days prior to the date with respect to which the Average Share Price must be determined, after excluding from such calculation the two highest Closing Prices and the two lowest Closing Prices; provided, however, that if the Common Shares begin to trade ex-dividend at any point within such period, then the Average Share Price shall equal the amount determined pursuant to the preceding formula after deducting the value of such distributions per Common Share from the closing price of the Common Shares for each day in such period on which the Common Shares did not trade ex-dividend.

          (2) "Average Preferred Share Price" shall mean the average of the Preferred Share Closing Prices for each day in the 20 consecutive trading day period ending on the date that is two days prior to the date with respect to which the Average Preferred Share Price must be determined, after excluding from such calculation the two highest closing prices and the two lowest closing prices; provided, however, that if the Preferred Shares begin to trade ex-dividend at any point within such period, then the Average Preferred Share Price shall equal the amount determined pursuant to the preceding formula after deducting the value of such distributions per Preferred Share from the closing price of the Preferred Shares for each day in such period on which the Preferred Shares did not trade ex-dividend.

          (3) "Cash Value" shall mean, except as provided in subparagraph (3) of paragraph B, (i) as to any non-cash Extraordinary Distribution made in the form of Company securities or other securities that are listed or admitted to trading on a national securities exchange on the payment date for such distribution, the Cash Value shall equal the closing price of such securities on such exchange (with the closing price of such securities computed as the last sales price, regular way, of a share of such securities on such payment date or, in the event no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on such payment date); provided, however, that if any holder of Series B Preferred Shares shall sell all or substantially all (which, for purposes hereof, shall mean eighty percent (80%) or more) of such securities distributed to such holder within ten (10) business days following such distribution, then all such securities distributed to such holder shall be valued for all purposes at the lesser of (x) the closing price of such securities (computed as described above) on the payment date for such distribution and (y) such holder's actual average per share "at market" sale price for such securities; (ii) as to all other non-cash Extraordinary Distributions, the Cash Value shall equal the actual net proceeds realized by such holder of Series B Preferred Shares upon a sale of the property constituting such non-cash Extraordinary Distribution; provided, further, that as to any non-cash Extraordinary Distribution that is neither made in the form of securities listed or admitted to trading on a national securities exchange on the payment date for such distribution nor sold by a holder of Series B Preferred Shares within ten (10) business days following such distribution, the Cash Value shall be the value at the time of such Extraordinary Distribution as determined in good faith by the Board of Trust Managers of the Company with respect to all holders of Common Shares, Series B Preferred Shares and other securities of the Company entitled to receive such Extraordinary Distribution and (iii) as to any non-cash distribution which is not an Extraordinary Distribution, the Cash Value shall be the value at the time of such distribution determined in good faith by the Board of Trust Managers of the Company with respect to all holders of Common Shares, Series B Preferred Shares and other securities of the Company entitled to receive such distribution. In the case of a sale of the distributed securities or other property constituting a non-cash Extraordinary Distribution that occurs within ten (10) business days following an Extraordinary Distribution, the holder of such securities or the holder of such property shall certify to the Company in writing, within two (2) business days following such sale, (i) the date on which such sale of securities or property occurred, (ii) the amount or portion of such securities sold, and (iii) the average per share "at market" sale price for any such securities sold or the net proceeds realized by the holders for any such other property sold. Notwithstanding anything herein to the contrary, the Company shall have the option to determine the Cash Value of a non-cash Extraordinary Distribution in accordance with the foregoing, but without reference to any sale of the distributed securities or other property constituting a non-cash Extraordinary Distribution, unless the holder shall have provided to the Company, in accordance with the provisions of the preceding sentence, the notice specified therein on or prior to the date on which the Cash Value of such non-cash Extraordinary Distribution is required to be calculated under the terms of this Statement of Designation. Notwithstanding anything herein to the contrary, if at any time there are twenty (20) or more holders of record of the Series B Preferred Shares, then, thereafter, all references in this definition to a holder shall be deemed to be a reference to all record holders, in the aggregate.

          (4) "Change in Control" shall mean each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of more than 25% of the Company's outstanding capital stock with voting power, under ordinary circumstances, to elect trust managers of the Company; (ii) during any period of two consecutive years, those individuals who at the beginning of such period constituted the Board of Trust Managers of the Company (together with any new trust managers whose election by such Board of Trust Managers or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the Board of Trust Managers of the Company then in office who were either trust managers at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Trust Managers then in office; or (iii) (A) the Company consolidates with or merges into another entity or conveys, transfers or leases outside the ordinary course of the Company's business all or substantially all of its assets (including, but not limited to, real property investments) to any individual or entity, or
     (B) any corporation consolidates with or merges into the Company, which in the case of a merger or consolidation under either (A) or (B) above is pursuant to a transaction in which the outstanding voting capital stock of the Company is reclassified or changed into or exchanged for cash, securities (unless the holders of the exchanged securities of the Company immediately after such transaction beneficially own at least a majority of the securities into which such exchange was made) or other property; provided, however, that the events described in clause (iii) above shall not be deemed to be a Change in Control if the sole purpose of such event is that the Company is seeking to change its domicile or to change its form of organization from a statutory real estate investment trust to a corporation.

          (5) "Closing Price" shall mean the last sale price, regular way, of a Common Share on a particular day or, in the event no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case on the New York Stock Exchange, or, if the Common Shares are not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Shares are listed or admitted to trading or, if the Common Shares are not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by Prudential Securities Incorporated or, if approved by the holders of a majority of the Series B Preferred Shares (which approval shall not be unreasonably withheld), as furnished by any other member of the National Association of Securities Dealers, Inc., selected from time to time by the Company for that purpose.

          (6) "Code" shall mean the Internal Revenue Code of 1986, as amended.

          (7) "Common Shares" shall mean the currently existing class of common shares of beneficial interest of the Company, par value $.01 per share.

          (8) "Company" shall mean Crescent Real Estate Equities Company, a real estate investment trust organized and existing under the Texas Real Estate Investment Trust Act, as amended.

          (9) "Company Compound Annual Return" shall mean the compound annual return that an investor would have received if such investor had owned a Common Share (as such Common Share is adjusted for stock splits, reverse stock splits, subdivisions of Common Shares, or any combinations, reclassifications or distributions of Common Shares) during the period commencing on the Issue Date and ending on the effective date of a conversion or a Series B Preferred Shares Redemption Date, as applicable, and such investor had reinvested all cash distributions, and the Cash Value of all non-cash distributions (other than distributions of Common Shares), paid (including distributions deemed to have been paid in accordance with subparagraph 3(a) of Paragraph B) during such time in respect of such Common Share (and in respect of all Common Shares into which such distributions are deemed reinvested in accordance herewith) in Common Shares at a price equal to the Closing Price on the date such distributions were paid (or deemed to have been paid). The return will be calculated based on the Average Share Price on the Issue Date and on the date of conversion or redemption, as applicable, of Series B Preferred Shares. An example of the calculation of the Company Compound Annual Return is set forth in Exhibit A.

          (10) "Conversion Rate" shall mean the number of Common Shares issuable upon conversion of each of the Series B Preferred Shares, as set forth in subparagraph (3) of paragraph (C) below. An example of the calculation of the Conversion Rate is set forth in Exhibit A.

          (11) "Dividend Shares" shall mean, except as provided to the contrary in subparagraph (3) of paragraph B, the number of Common Shares which would have been acquired if (i) the Cash Value of any Extraordinary Distributions actually received (or deemed to have been received in accordance with subparagraph 3(a) of paragraph B) by the holders of the Series B Preferred Shares had been reinvested in Common Shares at a price equal to the Closing Price on the date on which such Extraordinary Distributions were paid (or deemed to have been paid in accordance with subparagraph 3(a) of paragraph
     B), and (ii) all cash distributions paid in respect of all Common Shares into which distributions are deemed reinvested in accordance herewith, during the period commencing on the record date for such Extraordinary Distribution and ending on the effective date of a conversion of Series B Preferred Shares or a Series B Preferred Shares Redemption Date, as applicable, had been reinvested in Common Shares at a price equal to the Closing Price on the date such distributions were paid (or deemed to have been paid in accordance with subparagraph 3(a) of paragraph B), with such number of shares computed under (i) and (ii) adjusted from time to time to reflect any stock splits, reverse stock splits, or subdivisions of Common Shares, or any combinations, reclassifications or distributions of Common Shares.

          (12) "ERISA" shall mean the Employees Retirement Income Security Act of 1974, as amended.

          (13) "Event of Default" shall mean any of the events specified in Exhibit C hereto.

          (14) "Extraordinary Distributions" shall mean any extraordinary cash distribution (excluding any regular quarterly cash distribution), stock distribution (other than distributions of Common Shares) and other non-cash distributions (including distributions of preemptive or subscription rights for securities, other than (i) rights relating to Common Shares and (ii) the rights referenced in Exhibit D hereto) that may be made from time to time to the holders of the Common Shares; provided, however, that any distribution paid in order to preserve the status of the Company as a REIT for federal income tax purposes that is accompanied or preceded by an opinion of legal counsel, as described below, shall not be considered an Extraordinary Distribution regardless of the time of payment of any such distribution unless the Company elects to treat such distribution as an Extraordinary Distribution by complying with the provisions of subparagraph
     (3) of paragraph B hereof. Notwithstanding the foregoing, a distribution shall not be deemed to have been paid in order to preserve the Company's status as a REIT unless the distribution is accompanied or preceded by an opinion of legal counsel selected and employed by the Company (and acceptable to the holders of the Series B Preferred Shares as provided in the following sentence) for the purpose of rendering an opinion confirming the necessity or advisability of such distribution in order to preserve the status of the Company as a REIT for federal income tax purposes. For purposes of this subparagraph (14), the opinion of Shaw, Pittman, Potts & Trowbridge or of any other legal counsel selected and employed by the Company for the purpose of rendering such opinion and approved (which approval shall not be unreasonably withheld) by the holders of a majority of the Series B Preferred Shares shall be acceptable.

          (15) "Initial Investment" shall mean $225,000,006.92.

          (16) "Initial Investors" shall mean The Prudential Insurance Company of America, a New Jersey corporation, Strategic Value Investors, L.L.C., a Delaware limited liability company, Strategic Value Investors International, L.L.C., a Delaware limited liability company and Strategic Value Investors II, L.L.C., a Delaware limited liability company.

          (17) "Investment Return" as of any date shall mean an amount equal to the aggregate of the following amounts:

TIER                   INVESTMENT RETURN COMPONENT
----                   ---------------------------
I      The NAREIT Return; plus
II     75% of the Company Compound Annual Return in excess of the
       NAREIT Return, up to and including the NAREIT Return plus
       500 basis points; plus
III    50% of the Company Compound Annual Return in excess of the
       NAREIT Return plus 500 basis points up to and including the
       NAREIT Return plus 1,000 basis points; plus
IV     25% of the Company Compound Annual Return in excess of the
       NAREIT Return plus 1000 basis points up to and including the
       NAREIT Return plus 2,000 basis points; plus
V      10% of the Company Compound Annual Return in excess of the
       NAREIT Return plus 2,000 basis points.

          An example of the calculation of the Investment Return is set forth in Exhibit A.

          (18) "Issue Date" shall mean the first date on which Series B Preferred Shares are issued and sold to one or more of the Initial Investors.

          (19) "Junior Shares" shall have the meaning set forth in subparagraph
     (2) of paragraph (B) hereof.

          (20) "NAREIT" shall mean the National Association of Real Estate Investment Trusts.

          (21) "NAREIT Return" shall mean the compound annual return calculated by using the total return (calculated in accordance with Exhibit B) for a portfolio of equity real estate investment trust stocks, excluding health care stocks, as computed by NAREIT in its NAREIT Total Return Series for Equity REITs Excluding Health Care REITs. The NAREIT Return shall be calculated for the period commencing on the Issue Date and ending on the effective date of a conversion or the Series B Preferred Shares Redemption Date, as applicable, of Series B Preferred Shares. If the NAREIT Return is not available for any reason for all or any portion of the period of calculation, then the index for determining the NAREIT Return for such period or portion of the period shall be the Standard & Poor's Equity REIT Index ) and if the Standard & Poor's Equity REIT Index is not available for any such period, the reference index shall be a reasonably equivalent alternative real estate investment trust equity index (excluding health care stocks) selected or compiled in good faith by the Company and approved by the holders of a majority of the Series B Preferred Shares (which approval shall not be unreasonably withheld). If the calculation of the NAREIT Return is modified then (i) the Company and those persons who or which are holders of the Preferred Shares at the time of the modification, will promptly (and in any event within thirty (30 days) negotiate a mutually acceptable amendment hereto modifying the calculation of the terms "Company Compound Annual Return," "Dividend Shares" and "NAREIT Return" and any other term the calculation or application of which is required to be modified in order for the calculation of the Conversion Rate to remain consistent with the modification of the NAREIT Return and (ii) if the Company and such holders shall have failed to execute and deliver a mutually acceptable amendment on or before the effective date of the conversion or redemption, the NAREIT Return shall be calculated by a "Big 4" accounting firm chosen by the Company and approved by the holders of a majority of the Series B Preferred Shares (which approval shall not be unreasonably withheld). Such accounting firm shall calculate the NAREIT Return in accordance with Exhibit B. The costs associated with employment of such accounting firm shall be borne one-half ( 1/2) by the Company and one-half ( 1/2) by the holders of the Series B Preferred Shares.

          (22) "Parity Shares" shall have the meaning set forth in subparagraph
     (2) of paragraph B hereof.

          (23) "Preferred Share Closing Price" shall mean the last sale price, regular way, of the preferred shares of beneficial interest of a class or series on a particular day or, in the event no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case on the New York Stock Exchange, or, if the preferred shares of beneficial interest of such class or series are not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the preferred shares of beneficial interest of such class or series are listed or admitted to trading or, if the preferred shares of beneficial interest of such class or series are not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by Prudential Securities Incorporated or, if approved by the holders of a majority of the Series B Preferred Shares (which approval shall not be unreasonably withheld), as furnished by any other member of the National Association of Securities Dealers, Inc., selected from time to time by the Company for that purpose.

          (24) "Redemption Price" shall have the meaning set forth in subparagraph (1) of paragraph (D).

          (25) "REIT" shall mean a real estate investment trust under Section 856 of the Code.

          (26) "Series B Preferred Shares" shall mean the Series B Convertible Preferred Shares of beneficial interest, par value $.01 per share.

          (27) "Series B Preferred Shares Redemption Date" shall have the meaning set forth in subparagraph (4) of paragraph (D).

          (28) "Securities Act" shall mean the Securities Act of 1933, as amended.

          (29) "Transfer Agent" shall mean BankBoston, N.A., or such other agent or agents of the Company as may be designated by the Board of Trust Managers or their designee as the transfer agent for the Series B Preferred Shares.

B. SERIES B PREFERRED SHARES.

     (1) Designation and Number of Shares. The number of shares which shall constitute the Series B Preferred Shares shall be 6,948,734.

     (2) Relative Seniority. In respect of rights to receive distributions and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares shall rank (i) pari passu with all other preferred shares of beneficial interest of the Company, whether in existence as of the date hereof or subsequently created (the "Parity Shares"), and (ii) senior to the Common Shares and any other class or series of shares of beneficial interest of the Company ranking, as to distributions and upon liquidation, junior (collectively, the "Junior Shares") to the Parity Shares, whether in existence as of the date hereof or subsequently created.

     (3) Distributions.

          (a) The holders of the Series B Preferred Shares shall receive, payable and calculated as described in this subparagraph (3) and in subparagraph (3) of paragraph A, all Extraordinary Distributions; provided, however, that (i) if the record date for any such Extraordinary Distribution does not occur with respect to a Series B Preferred Share prior to the effective date of the conversion or redemption of such Series B Preferred Share, then the Company shall have no obligation to pay such Extraordinary Distribution, and (ii) if the record date for any such Extraordinary Distribution with respect to a Series B Preferred Share occurs prior to the effective date of the conversion or redemption of such Series B Preferred Share, then the Company shall be obligated, subject to the following sentence, to pay such Extraordinary Distribution to the holder of record of such Series B Preferred Share, who is the holder on the record date for such Extraordinary Distribution; and provided, further, that if the payment date for such Extraordinary Distribution occurs with respect to such Series B Preferred Share either after the effective date of such conversion or redemption or less than ten (10) business days prior thereto, the Cash Value of the Extraordinary Distribution shall be the value determined in good faith by the Board of Trust Managers of the Company. If the record date for any Extraordinary Distribution occurs prior to the effective date of any conversion of a Series B Preferred Share (i) pursuant to subparagraph (1) of paragraph C hereof or (ii) pursuant to subparagraph (2) of paragraph C (but, in the case of a conversion pursuant to subparagraph (2) of paragraph C, only if such Extraordinary Distribution is declared following receipt of notice from the record holder of such Series B Preferred Share of such holder's intention to convert such Preferred Share) or of any redemption pursuant to paragraph D hereof, and the payment date for such Extraordinary Distribution occurs either after, or less than ten (10) business days prior to, such conversion or redemption, then the record holder of such Series B Preferred Share shall have the right, at the option of such holder and in satisfaction of the Company's obligation with respect to such Extraordinary Distribution, to receive either (A) cash in an amount equal to the Cash Value of such Extraordinary Distribution (as determined in good faith by the Board of Trust Managers of the Company with respect to all holders of Common Shares entitled to receive such distributions) or (B) such Extraordinary Distribution. Any Extraordinary Distribution described in the preceding sentence shall be deemed to have been actually received on the earlier to occur of the conversion date or the Series B Preferred Shares Redemption Date and the payment date, by the record holder of such Series B Preferred Share and reinvested at (i) the Closing Price, if such distribution is actually received on or prior to the conversion date or Series B Preferred Shares Redemption Date or (ii) the Average Share Price, if deemed received on the conversion date or Series B Preferred Shares Redemption Date for purposes of the calculation of Dividend Shares. The holders of the Series B Preferred Shares shall receive any cash distribution payable to the holders of Common Shares (including any regular quarterly cash distribution) with respect to which the record date occurs prior to the effective date of a conversion of a Series B Preferred Share (i) pursuant to subparagraph (1) of paragraph C hereof or (ii) pursuant to subparagraph (2) of paragraph C (but, in the case of a conversion pursuant to subparagraph (2) of paragraph C, only if such Extraordinary Distribution is declared following receipt of notice from the record holder of such Series B Preferred Share of such holder's intention to convert such Preferred Share) or a redemption and the payment date occurs after such effective date, provided that the amount of such cash distribution shall be included in the calculation of Dividend Shares and deemed reinvested at the Average Share Price on the conversion date or the Series B Preferred Shares Redemption Date. Extraordinary Distributions required to be paid pursuant hereto shall be payable, on the date on which the Common Shares distribution is payable to the holders of the Common Shares, to Persons who are holders of record of the Series B Preferred Shares on the date for determining the holders of record of Common Shares entitled to receive the Common Shares distribution to which the Extraordinary Distribution relates.

          (b) The amount of a distribution and any cash distribution any holder is entitled to receive under subparagraph 3(a) above, if any, payable on each Series B Preferred Share shall equal the amount of such distribution that would have been paid on a single Common Share that was issued and outstanding on the Issue Date, assuming such Common Share had been properly adjusted for stock splits, reverse stock splits, or subdivisions of Common Shares, or any combinations, reclassifications or distributions of Common Shares.

          (c) If any Series B Preferred Shares are outstanding, no full distributions shall be declared or paid or set apart for payment on any other class or series of Parity Shares or Junior Shares for any period for which Extraordinary Distributions are required to be paid on the Series B Preferred Shares in accordance with the provisions of this subparagraph (3) unless the required distributions have been declared and paid or declared and a sum sufficient for the payment thereof has been set apart for such payment on the Series B Preferred Shares. If such distributions are not paid in full, or not declared in full and a sum sufficient for such full payment is not set apart for the payment thereof, upon the Series B Preferred Shares and if distributions are not paid in full, or not declared in full and a sum sufficient for such full payment is not set apart for the payment thereof, upon any class or series of Parity Shares, then all such distributions declared upon Series B Preferred Shares and upon any other class or series of Parity Shares shall be paid or declared pro rata so that in all cases the amount of distributions paid or declared per share on the Series B Preferred Shares and Parity Shares shall bear to each other the same ratio that accumulated distributions per share, including distributions accrued or in arrears, if any, on the Series B Preferred Shares and Parity Shares bear to each other. Except as provided in the preceding sentence, unless all distributions required to be paid on the Series B Preferred Shares in accordance with the provisions of this subparagraph (3) have been paid or declared and a sum sufficient for such full payment set apart for payment for all applicable distribution periods, no distributions (other than distributions consisting of Common Shares or any other Junior Shares) shall be declared or paid or set apart for payment or other distribution upon the Common Shares, or, except as provided above, on any other Junior Shares or Parity Shares, nor shall any Common Shares or any other Junior Shares or Parity Shares be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares by the Company or any subsidiary of the Company (except by conversion into or exchange for Junior Shares). Holders of the Series B Preferred Shares shall not be entitled to any distributions, whether payable in cash, property or shares of beneficial interest, in excess of distributions as herein provided. No interest or sum of money in lieu of interest shall be payable in respect of any distribution payment or payments on the Series B Preferred Shares that may be in arrears.

          Except as provided in this Statement of Designation, the Series B Preferred Shares shall not be entitled to participate in the earnings or assets of the Company.

C. CONVERSION.

     Holders of Series B Preferred Shares shall have the right to convert all or a portion of such shares into Common Shares, as follows.

     (1) Automatic Conversion of Series B Preferred Shares. On the third anniversary of the Issue Date, each share of Series B Preferred Shares shall automatically convert into fully paid and nonassessable Common Shares at the Conversion Rate (as defined below). Each holder of shares of Series B Preferred Shares thereupon (i) shall surrender all certificates evidencing Series B Preferred Shares, duly endorsed for cancellation (or, if the Series B Preferred Shares are book entry securities, deliver written notice of cancellation in a form reasonably acceptable to the Transfer Agent), at the offices of the Transfer Agent, or such other place or places, if any, as the Board of Trust Managers shall designate and (ii) shall state in writing the name or names in which such holder wishes the certificate or certificates of Common Shares to be issued and the address(es) to which such certificate or certificates shall be delivered or, at each holder's option, the name or names in which such shares shall be registered in the Transfer Agent's books and records for book entry securities of the Company. The Company, as soon as practicable thereafter, shall issue and deliver to such holder of the Series B Preferred Shares, or to its nominee or nominees, at the address provided to the Company by the holder thereof, certificates for the number of full Common Shares to which such holder or such holder's nominee or nominees shall be entitled, and any fractional interest in respect of a Common Share arising upon such conversion shall be settled as provided in subparagraph (4). The Series B Preferred Shares shall be deemed to have been converted as of the close of business on the third anniversary of the Issue Date, at the Conversion Rate then in effect, and the person(s) or entity(ies) entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of the close of business on such date. Such conversion shall be deemed to have occurred on the third anniversary of the Issue Date unless the share transfer books of the Company shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such share transfer books are open, but such conversion shall be at the Conversion Rate in effect on the third anniversary of the Issue Date. Except as otherwise expressly provided herein in connection with subparagraph (3) of paragraph B and the calculation of the Conversion Rate, no payment or adjustment shall be made in respect of cash distributions on the Common Shares or the Series B Preferred Shares upon conversion of the Series B Preferred Shares.

     (2) Conversion of Series B Preferred Shares at Holder's Option. Each holder of the Series B Preferred Shares shall have the right, at the option of such holder, to convert each Series B Preferred Share, in whole, but not in part, into fully paid and nonassessable Common Shares, at the Conversion Rate, at any time from and after the occurrence of any one of the following events: (i) the second anniversary of the Issue Date; (ii) the reduction to less than $4.0 billion of the Company's total equity market capitalization for a period of 20 consecutive trading days (calculated as (A) the Average Share Price on the calculation date multiplied by the total number of Common Shares outstanding, plus (B) for each series or class of preferred shares of beneficial interest for which there is an established trading market, the Average Preferred Share Price multiplied by the total number of all preferred shares of beneficial interest of such series or class, plus (C) the Initial Investment for the Series B Preferred Shares, plus (D) the price paid for all outstanding shares of any other series of preferred shares of beneficial interest for which there is no established trading market, plus (E) the Average Share Price on the calculation date multiplied by the actual number of Common Shares issuable upon an exchange of all Units (excluding any Units held by the Company or its subsidiaries) in Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership); (iii) a Change in Control of the Company; (iv) the Company's failure to qualify as a "real estate operating company" for purposes of ERISA; or (v) the occurrence of an Event of Default. The Company shall, upon request of any holder of Series B Preferred Shares, provide such holder with copies of such financial statements, compliance certificates and other materials as the Company is required to deliver to the Trustee of its 6 5/8% Notes Due 2002 and 7 1/8% Notes Due 2007 (the "Trustee"), in each case with such certifications as are required to be delivered to the Trustee, and in each case to the extent reasonably necessary to determine if an Event of Default has occurred.

     Before any holder of shares of the Preferred Shares shall be entitled to convert Series B Preferred Shares into Common Shares, such holder (i) shall surrender the certificate or certificates therefor, duly endorsed to the Company or in blank (or, if the Series B Preferred Shares are book entry securities, deliver written notice of such endorsement in a form reasonably acceptable to the Transfer Agent), at the offices of the Transfer Agent, or such other place or places, if any, as the Board of Trust Managers shall designate, (ii) shall give written notice to the Company of such holder's election to convert the Series B Preferred Shares and (iii) shall state in writing the name or names in which such holder wishes the Common Shares to be issued and registered. The Company, as soon as practicable thereafter, shall issue and deliver to such holder of Series B Preferred Shares, or to its nominee or nominees, at the address provided to the Company by the holder thereof, certificates or confirmation of book entry registration by the Company's transfer agent for the number of full Common Shares to which such holder or such holder's nominee or nominees shall be entitled, and any fractional interest in respect of a Common Share arising upon such conversion shall be settled as provided in subparagraph
(4). The Series B Preferred Shares shall be deemed to have been converted as of the close of business on the date of the surrender of such shares for conversion as provided above, and the person(s) or entity(ies) entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of the close of business on such date, and such conversion shall be at the Conversion Rate in effect at such time and on such date on which such shares have been surrendered and such notice received by the Company. Except as otherwise expressly provided herein in connection with the calculation of the Conversion Rate, no payment or adjustment shall be made in respect of cash distributions on the Common Shares or the Series B Preferred Shares upon conversion of Series B Preferred Shares.

     (3) Conversion Rate. The number of Common Shares issuable upon conversion of each of the Series B Preferred Shares (the "Conversion Rate") shall be determined according to the following formula:

          (a) (1 plus the Investment Return as of the date of conversion)(N), multiplied by the Initial Investment (where N is an exponent that equals the number of years from the Issue Date to the effective date of a conversion), minus

          (b) (the Average Share Price at conversion multiplied by the Dividend Shares), divided by

          (c) the Average Share Price at conversion, divided by

          (d) the aggregate number of Series B Preferred Shares issued to the Initial Investors;

     provided, however, that if the application of the Conversion Rate calculated as described above would result, upon conversion of the Series B Preferred Shares into Common Shares, in the issuance of Common Shares at a conversion price that is less than the then-applicable per share par value of the Common Shares, then the Conversion Rate shall be adjusted such that the conversion price of the Common Shares issuable upon such conversion shall equal at least the then-applicable per share par value of the Common Shares.

     (4) Cash in Lieu of Fractional Shares. No fractional shares or scrip representing fractions of Common Shares shall be issued upon conversion of the Series B Preferred Shares. Instead of any fractional interest in a Common Share that would otherwise be deliverable upon the conversion of a Series B Preferred Share, the Company shall pay to the holder of such share an amount in cash based upon the Closing Price on the trading day immediately preceding the date of conversion. If more than one Series B Preferred Share shall be surrendered for conversion at one time by the same holder, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series B Preferred Shares so surrendered.

     (5) Certain Covenants Relating to Conversion.

          (a) The Company covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Shares, for the purpose of effecting conversion of the Series B Preferred Shares, the full number of Common Shares deliverable upon the conversion of all outstanding Series B Preferred Shares not theretofore converted. For purposes of this subsection
     (a), the number of Common Shares that shall be deliverable upon the conversion of all outstanding Series B Preferred Shares shall be computed as if at the time of computation all such outstanding shares were held by a single holder.

          (b) The Company covenants that any Common Shares issued upon conversion of the Series B Preferred Shares shall be validly issued, fully paid and nonassessable and shall not be subject to restrictions on transfer except as required under applicable law or the Company's Restated Declaration of Trust, and such issuance shall not require further registration or exemption under the Securities Act.

          (c) The Company shall use its reasonable best efforts to list the Common Shares required to be delivered upon conversion of the Series B Preferred Shares, prior to such delivery, upon each national securities exchange, if any, upon which the outstanding Common Shares are listed at the time of such delivery.

          (d) Prior to the delivery of any securities that the Company shall be obligated to deliver upon conversion of the Series B Preferred Shares, the Company shall use its reasonable best efforts to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

          (e) The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Common Shares or other securities or property on conversion of the Series B Preferred Shares pursuant hereto; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the holder of the Series B Preferred Shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or has established, to the reasonable satisfaction of the Company, that such tax has been paid.

          (f) Except as otherwise provided herein, each holder of Series B Preferred Shares called for redemption by the Company or otherwise converted into Common Shares shall be the record holder of the Common Shares which such holder is entitled to receive on account of such redemption or conversion as of the date such redemption or conversion is deemed to have occurred under the terms of this Statement of Designation.

D. REDEMPTION OF SERIES B PREFERRED SHARES.

     (1) Redemption by the Company. In addition to the Company's right to redeem the Series B Preferred Shares under the circumstances specified in subparagraphs
(2) and (7) below, the Series B Preferred Shares shall be redeemable by the Company at its option, in whole but not in part, if the Company Compound Annual Return at the close of business on the first or second anniversary of the Issue Date, as the case may be, is 1,000 basis points or more below the NAREIT Return. The redemption price (the "Redemption Price") for each Series B Preferred Share shall be calculated as of the Series B Preferred Shares Redemption Date (as defined in subparagraph (4) below) and shall equal:

          (a) (1 plus the NAREIT Return as of the Series B Preferred Shares Redemption Date(N), multiplied by the Initial Investment (where N is an exponent that equals the number of years from the Issue Date to the Series B Preferred Shares Redemption Date), plus

          (b) 5% multiplied by the Initial Investment, minus

          (c) the Average Share Price of the Common Shares on the Series B Preferred Shares Redemption Date, multiplied by the Dividend Shares, divided by

          (d) the aggregate number of Series B Preferred Shares outstanding on the Issue Date.

     Each holder of Series B Preferred Shares on the Series B Preferred Shares Redemption Date shall be entitled, at such holder's election, to receive the Redemption Price in cash or Common Shares, subject to subparagraphs (2) and (7). The number of Common Shares to be delivered in payment of the Redemption Price shall equal the Redemption Price divided by the Average Share Price on the Series B Preferred Shares Redemption Date.

     (2) Redemption Relating to REIT Status. The Series B Preferred Shares may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a price per Series B Preferred Share equal to the greater of
(i) the price per Series B Preferred Share equal to the Conversion Rate multiplied by the Average Share Price at the close of business on the Series B Preferred Shares Redemption Date or (ii) the Redemption Price, if the Board of Trust Managers reasonably determines in good faith that such a redemption is necessary or advisable to preserve the status of the Company as a REIT for federal income tax purposes, subject to the provisions below. Any redemption made pursuant to this subparagraph (2) will be accompanied or preceded by an opinion of legal counsel selected and employed by the Company (subject to the last sentence of this subparagraph (2)) for the purpose of rendering an opinion confirming the necessity or advisability of such redemption (and, if applicable, the necessity or advisability of making any required redemption payment in cash, in which case the Company may make such redemption payment in accordance with such opinion notwithstanding any contrary election by the holder whose Series B Preferred Shares are the subject of the redemption) in order to preserve the status of the Company as a REIT for federal income tax purposes. For purposes of this subparagraph (2), the opinion of Shaw, Pittman, Potts & Trowbridge or of any other legal counsel selected and employed by the Company for the purpose of rendering such opinion and approved (which approval shall not be unreasonably withheld) by the holders of a majority of the Series B Preferred Shares shall be acceptable.

     (3) Partial Redemption. If fewer than all of the outstanding Series B Preferred Shares are to be redeemed pursuant to subparagraph (2) above, the Series B Preferred Shares to be redeemed will be determined pro rata or in such other manner determined by the Company's Board of Trust Managers in its sole discretion to be reasonable and equitable to all of the holders of Series B Preferred Shares, provided that such method satisfies any applicable requirements of any securities exchange on which the Series B Preferred Shares are listed.

     (4) Notice of Redemption. Notice of redemption must be sent within five (5) business days of the date giving rise to the Company's right to redeem and provide for redemption on the date that is no more than ten (10) business days after the date giving rise to the Company's right to redeem (the "Series B Preferred Shares Redemption Date"), to each holder of record of Series B Preferred Shares to be redeemed, notifying such holder of the Company's election to redeem such shares, stating the Series B Preferred Shares Redemption Date, the number of shares to be redeemed (and, if fewer than all the Series B Preferred Shares are to be redeemed, the number of shares to be redeemed from such holder), the place(s) where the Series B Preferred Share certificates are to be surrendered for payment, and the date on which such holder's conversion rights, if any, as to the Series B Preferred Shares shall terminate. Distributions on the Series B Preferred Shares will cease to accrue on the Series B Preferred Shares Redemption Date; provided, however, that, persons who were holders of record of Series B Preferred Shares on the record date for any distribution(s) that are accrued and unpaid shall be entitled to receive all such distributions.

     For purposes of this paragraph D, the dates that give rise to the Company's right to redeem the Series B Preferred Shares are as follows: (i) for purposes of a redemption pursuant to subparagraph (1) above, the first or second anniversary of the Issue Date, as the case may be, (ii) for purposes of a redemption pursuant to subparagraph (2) above, the date on which the Board of Trust Managers first determines, in good faith, that the redemption of all or a portion of the Series B Preferred Shares is necessary or advisable to preserve the status of the Company as a REIT for federal income tax purposes, and (iii) for purposes of a redemption pursuant to subparagraph (7) below, the earlier of the date that is thirty (30) days after the Company's notice to a record or beneficial owner in accordance with subparagraph (7)(i) or the date that is prescribed by a Gaming Authority (as defined below).

     (5) Procedures for Redemption. On or after the Series B Preferred Shares Redemption Date, each holder of Series B Preferred Shares to be redeemed must present and surrender his Series B Preferred Share certificates, if any, to the Company at the place designated in such notice and thereupon the redemption price of such Series B Preferred Shares will be paid to or on the order of the Person whose name appears on such Series B Preferred Share certificates, if any, as the owner thereof (or, if the Series B Preferred Shares are book entry securities, the redemption price of such Series B Preferred Shares will be paid to the Person whose name appears as the holder thereof in the records of the Transfer Agent), and each such Series B Preferred Share certificate surrendered will be canceled. From and after the Series B Preferred Shares Redemption Date, all distributions on the Series B Preferred Shares designated for redemption in such notice will cease to accrue and all rights of the holders thereof (including conversion rights), except the right to receive the redemption price thereof (including any accrued and unpaid distributions up to the Series B Preferred Shares Redemption Date), will cease and terminate and such shares will not thereafter be transferred (except with the consent of the Company) on the Company's books, and such Series B Preferred Shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to the date of payment of the Redemption Price pursuant to this subparagraph (5), may irrevocably deposit the Redemption Price (including any accrued and unpaid distributions) of the Series B Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case such notice to holders of the Series B

Preferred Shares to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the Redemption Price and (iii) call upon such holders to surrender the Series B Preferred Share certificates, if any, representing such shares at such place on or about the date fixed in such redemption notice against payment of the Redemption Price (including all accrued and unpaid distributions up to the Series B Preferred Shares Redemption Date). Any moneys so deposited which remain unclaimed by the holders of the Series B Preferred Shares at the end of two years after the Series B Preferred Shares Redemption Date will be returned by such bank or trust company to the Company. In the event any holder elects to be redeemed in cash rather than Common Shares, the Company shall pay the required amount of cash to the holder within three (3) business days after the Series B Preferred Shares Redemption Date, without interest. If the Company fails to pay the Redemption Price on or before the third (3rd) business day following the Series B Preferred Shares Redemption Date, such amount thereafter shall bear interest at the annual rate of LIBOR plus 1.25%, compounded monthly, up to and including the fifth (5th) business day following the Series B Preferred Shares Redemption Date. If the Company fails to pay the Redemption Price on or before the fifth (5th) business day following the Series B Preferred Shares Redemption Date, such amount thereafter shall continue to bear interest at the annual rate of LIBOR plus 4.00%, compounded monthly, until the date of payment. Notwithstanding the foregoing, nothing contained in this paragraph (D) shall permit the Company to delay making any required payment to the holders of the Series B Preferred Shares beyond three (3) business days after the Series B Preferred Shares Redemption Date.

     (6) Payment of Distributions. Notwithstanding the foregoing, unless all Extraordinary Distributions payable with respect to the Series B Preferred Shares have been paid to the holders thereof, or declared and a sum sufficient for the payment thereof set apart for payment to the holders thereof, no Series B Preferred Shares shall be redeemed (except pursuant to subparagraph (2) above), which redemption shall not affect or limit the Company's obligation to pay such Extraordinary Distributions after such redemption; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares, which purchase or acquisition shall not affect the Company's obligation to pay all Extraordinary Distributions payable prior to the date of such purchase or acquisition.

     (7) Redemption Attributable to Certain Regulatory Requirements. If at any time the Company is subject to the jurisdiction of an agency or other authority of any state, county, city or other political subdivision with respect to any activities of the Company or any of its subsidiaries related to gaming (a "Gaming Authority"), and such Gaming Authority either finds a holder or a record or beneficial owner of a holder to be unsuitable or is unable to make a determination because a holder or any such record or beneficial owner is unable or unwilling to provide the requisite information, then notwithstanding any other provision of this Statement of Designation, the Company shall have the right, by written notice to such record or beneficial owner, (i) to require such record or beneficial owner of Series B Preferred Shares to dispose of such owner's Series B Preferred Shares within thirty (30) days or, if applicable, within the time prescribed by such Gaming Authority, whichever is earlier, and
(ii) if such disposition is not made in accordance with clause (i), to redeem each Series B Preferred Share of such owner at the greater of (A) the price per Series B Preferred Share equal to the Conversion Rate multiplied by the Average Share Price on the Series B Preferred Shares Redemption Date or (B) the Redemption Price, on the terms set forth above (other than subparagraphs (3) and (6) of this paragraph (D), which subparagraphs shall not apply to any such redemption). Notwithstanding anything to the contrary set forth in subparagraph
(1), the Company shall have the right and obligation to pay the Redemption Price for any redemption pursuant to this subparagraph (7) in cash.

     (8) No Maturity Date or Sinking Fund Provisions. The Series B Preferred Shares have no stated maturity date and will not be subject to any sinking fund or, except as provided above, to mandatory redemption.

E. VOTING RIGHTS.

     (1) General. Except as required by law or as provided below, the holders of the Series B Preferred Shares shall not be entitled to vote at any meeting of the shareholders for election of Trust Managers or for any other purposes or otherwise to participate in any action taken by the Company or the shareholders thereof, or to receive notice of any meeting of shareholders.

     (2) Method of Voting. In any matter in which the Series B Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each Series B Preferred Share shall be entitled to one vote.

     (3) Right to Elect Trust Managers. In the event that at any time or from time to time, the Company is in arrears in the payment of Extraordinary Distributions on the Series B Preferred Shares or the Company failed to honor its conversion or redemption obligations, the holders of the Series B Preferred Shares, voting separately as a class with all other series of Preferred Shares upon which rights to elect trust managers upon arrearages in distributions have been conferred and are exercisable, will be entitled to vote for the election of two additional trust managers of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and all other trust managers of the Company shall be elected by the holders of the Company's Common Shares. In such case, the entire Board of Trust Managers of the Company will be increased by two trust managers. Voting rights of the holders of the Series B Preferred Shares shall continue at each subsequent annual meeting until all Extraordinary Distributions in arrears on such Series B Preferred Shares shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. At such time, the term of office of the trust managers so elected by the holders of Preferred Shares shall terminate forthwith and the number of members of the Board of Trust Managers automatically shall be decreased by two.

     (4) Certain Additional Voting Rights. As long as any Series B Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the Series B Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to the Series B Preferred Shares with respect to the payment of distributions to which the Series B Preferred Shares would be entitled or prior to the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;
(ii) authorize or undertake a share exchange that would affect the Series B Preferred Shares (unless the Series B Preferred Shares shall be converted into or exchanged for convertible preferred shares having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical (except for changes that do not materially and adversely affect the holders of the Series B Preferred Shares) to that of a Series B Preferred Share); or (iii) amend, alter or repeal the provisions of the Declaration of Trust or this Statement of Designation or By-Laws, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Series B Preferred Shares (or shares into which the Series B Preferred Shares have been converted in any successor entity to the Company) remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series B Preferred Shares; and provided, further, that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other Series B Preferred Shares, or (y) any increase in the amount of authorized Series B Preferred Shares, in each case ranking on a parity with or junior to the Series B Preferred Shares with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

F. LIQUIDATION PREFERENCE.

     (1) Preference. Upon the voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of the Series B Preferred Shares then outstanding shall be entitled to receive and to be paid out of the assets of the Company legally available for distribution to its shareholders, before any payment or distribution shall be made on any Junior Shares, the amount of $32.38 per Series B Preferred Share, plus an amount equal to distributions accrued and unpaid thereon to the date fixed for such dissolution, liquidation or winding up of the Company.

     (2) Limitation on Rights. After the payment to the holders of the Series B Preferred Shares of the full preferential amounts provided for in this paragraph
(F), the holders of the Series B Preferred Shares as such shall have no right or claim to any of the remaining assets of the Company.

     (3) Rights Upon Company's Failure to Pay Liquidation Preference. If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Company, the amounts payable with respect to the preference value of the Series B Preferred Shares and any Parity Shares are not paid in full, the holders of the Series B Preferred Shares and of such Parity Shares shall share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled.

     (4) Sale of Assets, Merger, and Consolidation Not a Liquidation. Neither the sale, lease or conveyance of all or substantially all the property or business of the Company, nor the merger or consolidation of the Company into or with any other entity, or the merger or consolidation of any other entity into or with the Company or a statutory share exchange, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company for the purposes of this paragraph (F).

     (5) Shares to be Retired. All Series B Preferred Shares which shall have been issued and reacquired in any manner by the Company shall be restored to the status of authorized but unissued Preferred Shares, without designation as to series.

G. COVENANT OF COMPANY.

     During the 20 consecutive trading days used for the determination of the Average Share Price preceding the first, second and third anniversary of the Issue Date, the Company will not announce, implement or conduct any share buy-back or repurchase program or increase distributions if such act could reasonably be expected to have the effect of increasing the Average Share Price.

H. EXCLUSION OF OTHER RIGHTS.

     Except as may otherwise be required by law, the Series B Preferred Shares shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Statement of Designation (as such Statement of Designation may be amended from time to time) and in the Declaration of Trust. The Series B Preferred Shares shall have no preemptive or subscription rights.

I. HEADINGS OF SUBDIVISIONS.

     The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

J. SEVERABILITY OF PROVISIONS.

     If any one or more of the voting powers, preferences and relative, participating, optional and other special rights of the Series B Preferred Shares and qualifications, limitations and restrictions thereof set forth in this Statement of Designation (as such Statement of Designation may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series B Preferred Shares and qualifications, limitations and restrictions thereof set forth in this Statement of Designation (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional or other special rights of Series B Preferred Shares and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special right of Series B Preferred Shares and qualifications, limitations and restrictions thereof unless so expressed herein.

K. ADOPTION.

     This Statement of Designation was duly adopted by the Board of Trust Managers of the Company. Shareholder action was not required.

                                    *  *  *

     IN WITNESS WHEREOF, I hereby certify that I, Gerald W. Haddock, am the President and Chief Executive Officer of Crescent Real Estates Equities Company (the "Company") and that as such, I am authorized to execute and file with the County Clerk of Tarrant County, Texas this Statement of Designation (the "Statement of Designation") on behalf of the Company and I further certify on behalf of the Company that this Statement of Designation was authorized by the Board of Trust Managers by unanimous written consent dated as of June 26, 1998 and is still in full force and effect as of the date hereof. I further certify that my signature to this document is my free act and deed, that to the best of my knowledge, information and belief, the matters and facts set forth herein are true in all material respects and that this statement is made under penalty of perjury.

Dated: June 29, 1998

                                            CRESCENT REAL ESTATE EQUITIES
                                            COMPANY

                                                  /s/ GERALD W. HADDOCK

                                            ------------------------------------
                                            Name: Gerald W. Haddock
                                            Title:  President and Chief
                                            Executive Officer

     The undersigned, David M. Dean, the Senior Vice President, Law and Secretary of the Company, hereby certifies that Gerald W. Haddock is the President and Chief Executive Officer of the Company and that the signature set forth above is his genuine signature.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 29th day of June, 1998.

                                                    /s/ DAVID M. DEAN

                                            ------------------------------------
                                            Name: David M. Dean
                                            Title:  Senior Vice President, Law
                                            and Secretary

STATE OF TEXAS
COUNTY OF TARRANT

     This instrument was acknowledged before me on June 29, 1998, by Gerald W. Haddock, President and Chief Executive Officer of Crescent Real Estate Equities Company, a Texas real estate investment trust, on behalf of said real estate investment trust.

                                                 /s/ ELIZABETH ANN HAYS

                                            ------------------------------------
                                            Notary Public -- State of Texas

                                                     ELIZABETH ANN HAYS

                                            ------------------------------------
                                            Printed Name of Notary Public

My Commission expires:

            July 30, 2000
------------------------------------------------------

STATE OF TEXAS
COUNTY OF TARRANT

     This instrument was acknowledged before me on June 29, 1998, by David M. Dean.

                                                 /s/ ELIZABETH ANN HAYS

                                            ------------------------------------
                                            Notary Public -- State of Texas

                                                     ELIZABETH ANN HAYS

                                            ------------------------------------
                                            Printed Name of Notary Public

My Commission expires:

            July 30, 2000
------------------------------------------------------

                                   EXHIBIT A

                           EXAMPLE OF CALCULATION OF
                        COMPANY COMPOUND ANNUAL RETURN,
                     CONVERSION RATE, AND INVESTMENT RETURN

RETURN AND CONVERSION ANALYSIS

CEI COMPOUND ANNUAL RETURN CALCULATION - AS DEFINED BY SECTION A(8)

                                                        YEAR 1         YEAR 2         YEAR 3
                                                     ------------   ------------   ------------
Initial shares.....................................     6,428,571      6,685,864      6,935,833
Shares purchased with dividend dollars.............       257,293        249,969        242,296
                                                     ------------   ------------   ------------
Total shares.......................................     6,685,864      6,935,833      7,178,129
Share price at year end............................  $      43.36   $      53.71   $      66.54
                                                     ------------   ------------   ------------
Share value at year end............................  $289,899,063   $372,523,590   $477,632,704
Share value at beginning of year...................  $225,000,000   $289,899,063   $372,523,590
                                                     ------------   ------------   ------------
Annual gain........................................  $ 64,899,063   $ 82,624,527   $105,109,114
Annual return......................................          28.8%          28.5%          28.2%
          COMPOUND ANNUAL RETURN...................          28.5%

INVESTMENT RETURN -- AS DEFINED BY SECTION A(15)

NAREIT Compound Annual Return...............................   12.00%
0-500 bps - 75%.............................................    3.75%
501-1000 bps - 50%..........................................    2.50%
1001-2000 bps - 25%.........................................    1.63%
2001+bps - 10%..............................................    0.00%
                                                               -----
          Investment Return.................................   19.88%

CONVERSION RATE -- AS DEFINED BY SECTION C(2)

(1 plus the Investment Return)(3 years)................        172.3%
Multiplied by the Initial Investment...................   225,000,000
                                                          -----------
                                                          387,675,000
Minus the Avg. share price at conversion multiplied by
  the dividend shares..................................            --
                                                          -----------
                                                          387,675,000
Divided by Average Share Price.........................         66.54
                                                          -----------
                                                            5,826,195
Divided by the aggregate number of Series B
  Preferred shares issued..............................     6,428,571
                                                          -----------
          Conversion Rate..............................        0.9063

Note: All sections references refer to the Statement of Designation of Series B Convertible Preferred Shares of Crescent Real Estate Equities Company

ASSUMPTIONS*

Value of offering...........................................   225,000,000
CEI Average Share Price at Issuance.........................  $      35.00
Equivalent common shares issued.............................     6,428,571
CEI Current Quarterly Dividend..............................  $       0.38
CEI annual dividend growth rate (increase occurs for 4Q
  dividend).................................................         15.00%
Extraordinary dividends.....................................  $         --
Year 1 stock price growth rate -- quarterly.................          5.50%
Year 2 stock price growth rate -- quarterly.................          5.50%
Year 3 stock price growth rate -- quarterly.................          5.50%
NAREIT Return...............................................         12.00%

CEI HYPOTHETICAL RETURN DETAIL

CEI STOCK PRICE TABLE

                       YEAR                            1Q       2Q       3Q       4Q
                       ----                          ------   ------   ------   ------
1..................................................  $36.93   $38.96   $41.10   $43.36
2..................................................   45.74    48.26    50.91    53.71
3..................................................   56.66    59.78    63.07    66.54

CEI DIVIDEND PER SHARE TABLE

                     YEAR                         1Q      2Q      3Q      4Q     TOTAL
                     ----                        -----   -----   -----   -----   -----
1..............................................  $0.38   $0.38   $0.38   $0.44   $1.58
2..............................................   0.44    0.44    0.44    0.51    1.83
3..............................................   0.51    0.51    0.51    0.59    2.12

CASH DIVIDENDS PAID

          YEAR                1Q           2Q           3Q           4Q          TOTAL
          ----            ----------   ----------   ----------   ----------   -----------
1.......................  $2,442,857   $2,467,993   $2,492,065   $2,912,228   $10,315,143
2.......................   2,941,780    2,970,079    2,997,158    3,504,003    12,413,020
3.......................   3,537,275    3,569,114    3,599,564    4,197,874    14,903,827
                                                                              -----------
                                                                               37,631,990

---------------

* The prices, amounts, dividends, growth rates, holding periods and other facts specified herein are used in this exhibit solely for purposes of illustration and are not intended and do not purport to include, predict or limit the actual performance of the Series B Preferred Shares, and fail to, among other things, assume facts in which Extraordinary Distributions have been made to the holders.

                                   EXHIBIT B

                          CALCULATION OF NAREIT RETURN

     The NAREIT indices are market weighted performance measures that represent all tax-qualified REITs on the New York Stock Exchange, American Stock Exchange and NASDAQ National Market System. The NAREIT performance indices have been the industry standard for over 25 years.

     The Dividend Yield calculation is a follows:

              YLD(t) = the sum of [S(t)*(D*f)/r+S(t)*D(s)/r(s)]
                       ----------------------------------------
                             the Sum of [S(t)*P(t)]

Where:

t   = time or current period
S   = Common Shares outstanding
D   = last ex-date ordinary cash dividend amount
f   = frequency of regular dividend (most REITs pay regular
      dividends quarterly or 4 times a year)
P   = Price of stock
D(s) = Special cash dividend distributions made over the previous
      12 months. For REITs these are typically called deficiency or special dividends and are related to the 95% pay
      requirement. Liquidating distributions, special capital
      gain distributions, rights offerings, spinoffs or stock
      distributions are not included for dividend yield
      purposes.
r   = ratio of new shares to old when stock distribution or
      split has been made effective since the last ex-date
      dividend event
r(s) = ratio of new shares to old when stock distribution or split has been made effective since the last ex-date of
      special cash distribution event

     The Price Return calculation is as follows:

    PR = the sum of [S(t-1)*(P(t)+D(x))*r(t)]- the sum of [S(t-1)*P(t-1)]
         ----------------------------------------------------------------
                           the sum of [S(t-1)*P(t-1)]

Where:

t   = time or current period
t-1 = previous period
P   = Price of stock
S   = Common Shares outstanding
D(x) = Any special distributions not considered in the dividend yield calculation included on the ex-date of the
      distribution. The value of spinoff distributions is based
      upon either first day trading close of the stock if
      available or management's estimate of value which is
      usually identified in a proxy/prospectus.
r(t) = the ratio of new stock to old when stock distribution or split has been made effective

     The calculation for the Share Price index is as follows:

                        PRindex = PRindex(t-1)*(1+PR(t))

Where:

t        = time or current period
t-1      = previous period
PRindex  = index value for Share Price index
PR       = share price return

     All references to ex-date distributions should be references to payable date distributions.

     The Total Return calculation is as follows:

       TR = the sum of [S(t-1)*(P(t)+D)*r(t)]-the sum of[S(t-1)*P(t-1)]
            -----------------------------------------------------------
                           the sum of [S(t-1)*P(t-1)]

Where:

t   = time or current period
t-1 = previous period
P   = Price of stock
S   = Common Shares outstanding
D   = All ex-date distributions. The value of spinoff
      distributions is based upon either first day trading close of the stock if available or management's estimate of
      value, which is usually identified in a proxy/ prospectus.
r(t) = the ratio of new stock to old when stock distribution or split has been made effective

     The Total Return Index calculation is as follows:

                        TRIndex = TRIndex(t-1)-(1+TR(t))

Where:

t        = time or current period
t-1      = previous period
TRIndex  = Total Return index value
TR       = Total Return

     Specific rates of return are calculated as follows:

                Monthly = (TRIndex(yymmdd)-TRIndex(yymm-1dd))
                          -----------------------------------
                                 TRIndex(yymm-1dd)

Where:

TRIndex(yymmdd) = current total return index value as defined by date where
               YY = year, mm = month and dd = day
TRIndex(yymm-1dd) = total return index value one month previous

               Year to date = (TRIndex(yymmdd)-TRIndex(yy1231))
                              ---------------------------------
                                     TRIndex(yy-11231)

Where:

TRIndex(yymmdd) = current total return index value as defined by date where
                YY = year, mm = month and dd = day
TRIndex(yy-11231) = total return index value on December 31 of previous year

          One year return = (TRIndex(yymmdd)-TRIndex([(yy-1)(mmdd]))
                            ----------------------------------------
                                    TRIndex([(yy-1)(mmdd]))

Where:

TRIndex(yymmdd) = current total return index value as defined by date where
                YY = year, mm = month and dd = day
TRIndex(yy-1)mmdd]) = total return index value one year prior

X year annualized rate of return =
                       [1(+TRIndex(yymmdd) - TRIndex([(yy-X)mmdd])(+)(1/X)-1]
                       ------------------------------------------------------
                                        TRIndex([(yy-x)mmdd)])

Where:

TRIndex(yymmdd)       = current total return index value as defined by date where
                        YY=year, mm=month and dd=day
TRIndex([(yy-X)mmdd)]) = total return index value x years prior

     In addition, the following are calculation examples of r, the stock split ratio:

          When there is a 2 for 1 stock split the r value is 2

          When there is a 10% stock dividend the r value is 1.1

          When there is a reverse 1 for 2 stock split the r value is .5

                                   EXHIBIT C

                               EVENTS OF DEFAULT

     Each of the events listed in paragraphs (a), (b), (c) and (d) below shall constitute an "Event of Default" 60 days following written notice of such a default from the record holders of a majority of the Series B Preferred Shares provided that the events listed in paragraphs (a), (b), (c) and (d) below shall not constitute an "Event of Default" if (i) such default is cured prior to the end of such 60-day period or (ii) the corresponding default is waived prior to the end of such 60-day period under the Company's 6 5/8% Notes Due 2002 or 7 1/8% Notes Due 2007 (the "Notes") in accordance with the provisions of such Notes and the related Indenture. In addition, a declaration of acceleration under the Notes as a result of any of the events listed in paragraphs (a), (b),
(c) and (d) below shall constitute an "Event of Default."

          (a) The incurrence by the Company or any Subsidiary of any Debt other than intercompany Debt (representing Debt to which the only parties are the Company and any of its Subsidiaries, but only so long as such Debt is held solely by the Company and any Subsidiary) that is subordinate in right of payment to the Securities, if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of
     (i) Total Assets as of the end of the fiscal quarter covered in the Company's most recent quarterly or annual financial statements, as the case may be, most recently required to be filed with the Securities and Exchange Commission, prior to the incurrence of such additional Debt and (ii) the increase or decrease in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase or decrease, together with the Total Assets, is referred to as the "Adjusted Total Assets"); and

          (b) The incurrence by the Company or any Subsidiary of any Secured Debt of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the Adjusted Total Assets; and

          (c) The incurrence by the Company or any Subsidiary of any Debt, other than intercompany Debt, if the ratio of the Consolidated Income Available for Debt Service to the Annual Debt Service Charge for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1 on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company or its Subsidiaries since the first day of such four-quarter period, which was outstanding at the end of such period, had been incurred at the beginning of such period and continued to be outstanding throughout such period, and the application of the proceeds of such Debt, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Company or its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in determining the amount of Debt so repaid or retired, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) in the case of Acquired Indebtedness or Debt incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition being included in the pro forma calculation, and (iv) in the case of any increase or decrease in Total Assets, or any other acquisition or disposition by the Company or any Subsidiary of any asset or group of assets, since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease, or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments to revenues, expenses and Debt levels with respect to such increase, decrease or other acquisition or disposition being included in such pro forma calculation; and

          (d) The failure of the Company to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of all outstanding Unsecured Debt of the Company and its Subsidiaries on a consolidated basis.

                                  * * * * * *

     The capitalized terms set forth above shall have the following respective meanings:

          "Acquired Indebtedness" means Debt of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Debt incurred in connection with, or in contemplation of, the person becoming a Subsidiary or that acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

          "Adjusted Total Assets" has the meaning set forth in subparagraph (a) above.

          "Annual Debt Service Charge," as of any date, means the amount which is expensed in any 12-month period for Consolidated Interest Expense of the Company and its Subsidiaries.

          "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for (i) Consolidated Interest Expense, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization (other than amortization of debt discount) and depreciation, (iv) provisions for losses from sales or joint ventures, (v) increases in deferred taxes and other non-cash items, (vi) changes resulting from a change in accounting principles and
     (vii) charges for early extinguishment of debt, and less amounts which have been added in determining Consolidated Net Income during such period for
     (a) provisions for gains from sales or joint ventures and (b) decreases in deferred taxes and other non-cash items.

          "Consolidated Interest Expense" means, for any period, and without duplication, all interest (including the interest component of rentals on leases reflected in accordance with GAAP as capitalized leases on the Company's consolidated balance sheet, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other securities) of the Company and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with GAAP.

          "Consolidated Net Income" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

          "Debt" of any person means, without duplication, any indebtedness of such person, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by such person, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by such person as lessee which is reflected on such person's consolidated balance sheet as a capitalized lease in accordance with GAAP; in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on such person's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by such person to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than such person and its Subsidiaries) (it being understood that "Debt" shall be deemed to be incurred by the Company and its Subsidiaries on a consolidated basis whenever the Company and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof; Debt of a Subsidiary of the Company existing prior to the time it became a Subsidiary of the Company shall be deemed to be incurred upon such Subsidiary's becoming a Subsidiary of the Company, and Debt of a person existing prior to a merger or consolidation of such person with the Company or any Subsidiary of the Company in which such person is the successor of the Company or such Subsidiary shall be deemed to be incurred upon the consummation of such merger or consolidation); provided, however, that the term Debt shall not include any such indebtedness that has been the subject of an "in substance" defeasance in accordance with GAAP.

          "GAAP" means generally accepted accounting principles consistently applied.

          "Secured Debt" means, without duplication, Debt secured by any mortgage, trust deed, deed of trust, deed to secure Debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets. Secured Debt shall be deemed to be incurred (i) on the date the Company or any Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof if it is secured in the manner described in the preceding sentence on such date or (ii) on the date the Company or any Subsidiary first secures such Debt in the manner described in the preceding sentence if such Debt was not so secured on the date it was incurred.

          "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act of 1933, as amended) of the Company.

          "Subsidiary" means (i) a corporation, partnership, limited liability company, trust, real estate investment trust or other entity 50% or more of the voting power of the voting equity securities of which are owned, directly or indirectly, by the Company or by one or more Subsidiaries of the Company, (ii) a partnership, limited liability company, trust, real estate investment trust, or other entity not treated as a corporation for federal income tax purposes 50% or more of the value of the equity interests of which are owned, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company and (iii) one or more corporations which, either individually or in the aggregate, would be Significant Subsidiaries (as defined above, except that the investment, asset and equity thresholds for purposes of this definition shall be 5%), 50% or more of the value of the equity interests of which are owned, directly or indirectly, by the Company or by one or more Subsidiaries.

          "Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivable).

          "Total Unencumbered Assets" as of any date means the sum of (i) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (ii) all other assets of the Company and its Subsidiaries on a consolidated basis not securing any portion of Secured Debt determined in accordance with GAAP (but excluding intangibles and accounts receivable).

          "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

          "Unsecured Debt" means Debt of the Company or any Subsidiary that is not Secured Debt.

                                   EXHIBIT D

                    PROPOSED FORMATION OF CASINO PARTNERSHIP
                          AND RELATED RIGHTS OFFERING

     Following the completion of the merger (the "Merger") of Station Casinos, Inc. ("Station") with and into the Company, the Company intends to contribute substantially all of the real estate assets acquired from Station to a new partnership (the "Casino Partnership") that will invest principally in casinos, other gaming properties and other real estate properties in Las Vegas, Nevada. The Company initially would own all of the Casino Partnership, but expects to offer holders of its Common Shares and holders of units in the Operating Partnership rights to acquire common or preferred equity interests in the Casino Partnership, or in a real estate investment trust which would hold interests in the Casino Partnership. The record date for any such offering would follow the closing of the Merger. It is expected that any proceeds raised through such an offering would be used to prepay indebtedness assumed in connection with the Merger or to fund new acquisitions or developments. At this time, the terms of any such offering and the type of securities that may be offered have not been determined. Each of the proposed transactions is contingent upon the completion of the Merger.

                 [This page has been left blank intentionally.]

          ============================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
The Company.................................   S-3
Description of Series B Preferred Shares....   S-6
Use of Proceeds.............................  S-11
Management..................................  S-12
Structure of the Company....................  S-12
Federal Income Tax Considerations...........  S-14
Plan of Distribution........................  S-29
Legal Matters...............................  S-29
Annex A -- Statement of Designation.........   A-1
                    PROSPECTUS
The Company.................................     2
Risk Factors................................     2
Use of Proceeds.............................     7
Ratios of Earnings to Fixed Charges and
  Preferred Shares Dividends................     7
Description of Preferred Shares.............     7
Description of Common Shares................    12
Description of Common Share Warrants........    14
Certain Provisions of the Declaration of
  Trust, Bylaws and Texas Law...............    15
ERISA Considerations........................    18
Plan of Distribution........................    20
Available Information.......................    21
Incorporation of Certain Documents by
  Reference.................................    21
Experts.....................................    22
Legal Matters...............................    23

          ============================================================
          ============================================================
                                6,948,734 SHARES

                              CRESCENT REAL ESTATE
                                EQUITIES COMPANY

                              SERIES B CONVERTIBLE
                                PREFERRED SHARES

                            (LIQUIDATION PREFERENCE
                               $32.38 PER SHARE)

                                [CRESCENT LOGO]
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 JUNE 29, 1998

                                  ------------
          ============================================================